         As filed with the Securities and Exchange Commission on January 2, 2002

                                                      Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

         FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
               OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                       Registration Statement on Form S-6

                              Cross-Reference Sheet

FORM
N-8B-2
ITEM NO.         CAPTION IN PROSPECTUS / (***CAPTION IN PROSPECTUS SUPPLEMENT)
---------      -----------------------------------------------------------------
l    -------   Cover Page; General Information About Manufacturers Life Of
               America, Separate Account Three And NASL Series Trust (What Is
               Manufacturers Life Of America's Separate Account Three?);
               (***General Information About Manulife USA, The Separate Account
               and the Trust)

2    -------   Cover Page; General Information About Manufacturers Life Of
               America, Separate Account Three And NASL Series Trust (Who Are
               Manufacturers Life Of America And Manufacturers Life?);
               (***General Information About Manulife USA, The Separate Account
               and the Trust)

3    -------   *

4    -------   Detailed Information About The Policy And Manufacturers Life Of
               America (Who Sells The Policies And What Are The Sale
               Commissions?); (***Other Information - Distribution of the
               Policies)

5    -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (What Is Manufacturers Life
               of America's Separate Account Three?); (***General Information
               About Manulife USA, The Separate Account and the Trust)

6    -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (What Is Manufacturers Life
               Of America's Separate Account Three?); (***General Information
               About Manulife USA, The Separate Account and the Trust)

7    -------   *

8    -------   *

9    -------   Detailed Information About The Policy And Manufacturers Life Of
               America (Is There Any Litigation Pending?); (***Other Information
               - Litigation)

10   -------   Detailed Information About The Policy And Manufacturers Life Of
               America

11   -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (What Is NASL Series Trust?);
               (***General Information About Manulife USA, The Separate Account
               and the Trust)

12   -------   General Information About Manufacturers Life of America, Separate
               Account Three And NASL Series Trust (What Is NASL Series Trust?);
               (***General Information About Manulife USA, The Separate Account
               and the Trust)

13   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (How Will Charges And Expenses Be Deducted?);
               (***Investment Management Fees and Expenses)

14   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (When Is The Net Premium Allocated To The Separate
               Account? What Responsibilities Has Manufacturers Life Assumed?);
               (***Other Information - Responsibilities of Manufacturers Life)

15   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (When Is The Net Premium Allocated To The Account?; How
               Is The Net Premium Allocated To The Account?)

16   -------   **

17   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (How Does The Surrender Of A Policy For Its Cash
               Surrender Value Work?; When Are Proceeds Paid?)

18   -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust

19   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (What Reports Will Be Sent To Policyowners?; What
               Responsibilities Has Manufacturers Life Assumed?); (***Other
               Information - Responsibilities of Manufacturers Life)

20   -------   *

21   -------   Detailed Information About The Policy And Manufacturers Life Of
               America

22   -------   *

23   -------   **

FORM
N-8B-2
ITEM NO.        CAPTION IN PROSPECTUS / (***CAPTION IN PROSPECTUS SUPPLEMENT)
---------      -----------------------------------------------------------------
24   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (What Are The Other General Policy Provisions?)

25   -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (Who Are Manufacturers Life
               Of America And Manufacturers Life?); (***General Information
               About Manulife USA, The Separate Account and the Trust)

26   -------   *

27   -------   **

28   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (Who Are The Directors And Officers Of Manufacturers Life
               Of America?); (***Other Information - Officers and Directors of
               Manulife USA)

29   -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (Who Are Manufacturers Life
               Of America And Manufacturers Life?); (***General Information
               About Manulife USA, The Separate Account and the Trust)

30   -------   *

31   -------   *

32   -------   *

33   -------   *

34   -------   *

35   -------   **

36   -------   *

37   -------   *

38   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (Who Sells the Policies And What Are The Sales
               Commissions?; What Responsibilities Has Manufacturers Life
               Assumed?); (***Other Information - Distribution of the Policies),
               (***Other Information - Responsibilities of Manufacturers Life)

39   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (Who Sells The Policies And What Are The Sales
               Commissions?); (***Other Information - Distribution of the
               Policies)

40   -------   *

41   -------   **

42   -------   *

43   -------   *

44   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (How Will The Policy Value Vary?)

45   -------   *

46   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (How Does The Surrender Of A Policy For Its Cash
               Surrender Value Work?; When Are Proceeds Paid?)

47   -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (What Is NASL Series Trust?);
               (***General Information About Manulife USA, The Separate Account
               and the Trust)

48   -------   *

49   -------   *

50   -------   General Information About Manufacturers Life Of America, Separate
               Account Three And NASL Series Trust (What Is Manufacturers Life
               Of America's Separate Account Three?); (***General Information
               About Manulife USA, The Separate Account and the Trust)

51   -------   Detailed Information About The Policy and Manufacturers Life Of
               America

52   -------   Detailed Information About The Policy And Manufacturers Life Of
               America (Under What Circumstances May Fund Shares Be
               Substituted?)

53   -------   **

54   -------   *

55   -------   *

56   -------   *

57   -------   *

58   -------   *

59   -------   Financial Statements


----------------------------
* Omitted since answer is negative or item is not applicable. ** Omitted.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 78304



                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF AMERICA SEPARATE ACCOUNT THREE DATED DECEMBER 31, 1996
                     SINGLE PREMIUM VARIABLE LIFE CONTRACTS
                               ("Capital Account")


         This supplement updates certain information in the attached prospectus which you received for the variable life insurance policy (the "Policy") you purchased from The Manufacturers Life Insurance Company of America ("ManAmerica"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Policy. The Policies are no longer being offered for sale, but policyowners may continue to make purchase payments under the Policies, make withdrawals from the separate accounts in which the Policies are funded, and transfer amounts among the sub-accounts available under the Policies.


                THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                      PAGE
        Change in Depositor for the Separate Account..............      2
        Investment Management Fees and Expenses...................      2
        General Information about Manulife USA, the Separate
        Account and the Trust.....................................      3
        Other Information.........................................      5
        Illustrations.............................................      7
        Independent Auditors......................................      7
        Financial Statements......................................      8

CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNT

         Effective January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of the transfer, The Manufacturers Life Insurance Company of America Separate Account Three has been renamed as The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (the "Separate Account"). In addition, Manulife USA has became the depositor for the Separate Account and the co-issuer with the Separate Account of the Policies.

         Except for the succession of Manulife USA to the role of depositor for the Separate Account and to the liabilities and obligations arising under the Policies, and the change in the name of the Separate Account as set forth above, the transfer did not affect the Separate Account or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Policies.


INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the caption "How Will Charges and Expenses be Deducted? - Charges to NASL Series Trust")

         Each sub-account of the Separate Account purchases shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust") at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES

(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(B)


                                           MANAGEMENT               CLASS A                                           TOTAL TRUST
  TRUST PORTFOLIO                             FEES               RULE 12B-1FEE            OTHER EXPENSES            ANNUAL EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
Emerging Small Company.....                 0.896%                   0.150%                   0.050%                      1.096%
Quantitative Equity........                 0.596%                   0.150%                   0.050%                      0.796%
Real Estate Securities.....                 0.647%(A)                0.150%                   0.060%                      0.857%
Balanced...................                 0.554%(A)                0.150%                   0.060%                      0.764%
Investment Quality Bond....                 0.500%                   0.150%                   0.080%                      0.730%
Money Market...............                 0.350%                   0.150%                   0.040%                      0.540%
-----------------------------------------------------------------------------------------------------------------------------------

(A)  Based on estimates for the current fiscal year.

(B) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST (Replaces information in the Prospectus under a similar caption)

MANULIFE USA

         Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

                  Standard and Poor's Insurance Ratings Service:                         AA+ (for financial strength)
                  A.M. Best Company:                                                     A++ (for financial strength)
                  Fitch:                                                                 AAA (for insurer financial strength)
                  Moody's Investors Service, Inc.:                                       Aa2 (for financial strength)

         These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

         The Manufacturers Life Insurance Company (U.S.A.) Separate Account A, formerly The Manufacturers Life Insurance Company of America Separate Account Three, was established by ManAmerica on August 22, 1986 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of substantially all of ManAmerica's assets, including all the assets of the Separate Account, and assumed substantially all of ManAmerica's obligations, including all those under the Policies. The Separate Account is currently used only to support variable life insurance policies.

         Manulife USA is the legal owner of the assets of the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with the Policies, credited to or charged against the Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Policies are general corporate obligations of Manulife USA.

         The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 Act, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a part or division of Manulife USA.

THE TRUST

         Premiums under the Policies are allocated to one or more of the sub-accounts of the Separate Account. As stated above, the assets of each sub-account of the Separate Account are used to purchase Class A shares of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

         The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Trust also employs subadvisers which manage all of the Portfolios. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"). The ultimate parent of MSS and MAC is MFC. The following subadvisers provide investment subadvisory services to the indicated Portfolios:

         SUBADVISER                                PORTFOLIO(S)
         Cohen & Steers Capital Management, Inc.:  Real Estate Securities Trust

         Franklin Advisers, Inc.:                  Emerging Small Company Trust

         Manufacturers Adviser Corporation:        Quantitative Equity Trust
                                                   Balanced Trust
                                                   Money Market Trust

         Wellington Management Company, LLP:       Investment Quality Bond Trust

ELIGIBLE PORTFOLIOS OF THE TRUST

         The Portfolios of the Trust which are available under the Policies are: the Emerging Small Company Trust, Quantitative Equity Trust, Real Estate Securities Trust, Balanced Trust, Investment Quality Bond Trust and Money Market Trust. The investment objectives and certain policies of these Portfolios are set forth below.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index* ("small cap stocks") at the time of purchase.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

*"Russell 2000(R)" is a trademark of Frank Russell Company.

         A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

OTHER INFORMATION
(Supplements information in the Prospectus under the captions "Who Sells the Policies?," "Is There Any Litigation Pending?," and "What Responsibilities Has Manufacturers Life Assumed?")

DISTRIBUTION OF THE POLICIES

         Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, is the principal underwriter of the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Securities is Manulife USA, and the following officers of Manulife USA have power to act on behalf of Manulife Securities: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President, Secretary and General Counsel). The board of managers of Manulife Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Securities.

*Principal business office is 73 Tremont Street, Boston, MA 02108

**Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***Principal business office is 680 Washington Blvd, Stamford, CT 06901


LITIGATION

         There is no pending litigation that would have a material impact on Manulife USA or the Separate Account.

RESPONSIBILITIES OF MANUFACTURERS LIFE

         Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife USA and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

         MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide Manulife USA with issue, administrative and general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies, including the Policies.

         Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which contracts issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

OFFICERS AND DIRECTORS OF MANULIFE USA
(Replaces information in the Prospectus under the similar caption)

                     Position with
Name                 Manulife USA               Principal Occupation
James Boyle          Director                   President of U.S. Annuities, Manulife Financial, July 1999 to
(42)**                                          present; Vice President, Institutional Markets, Manulife
                                                Financial, May 1998 to June 1999; Vice President, Administration
                                                of U.S. Annuities, Manulife Financial, September 1996 to May
                                                1998; Vice President, Treasurer and Chief Administrative Officer,
                                                North American Funds, June 1994 to September 1996.

Robert A. Cook       Senior Vice President,     Senior Vice President, U.S. Individual Insurance, The
(45)**               U.S. Insurance; Director   Manufacturers Life Insurance Company, January 1999 to present;
                                                Vice President, Product Management, The Manufacturers Life
                                                Insurance Company, January 1996 to December 1998; Sales and
                                                Marketing Director, The Manufacturers Life Insurance Company,
                                                1994 to 1995.

Peter Copestake      (Vice President, Finance   Vice President & Treasurer, The Manufacturers Life Insurance
(45)***                                         Company, November 1999 to present; Vice President, Asset
                                                Liability Management, Canadian Imperial Bank of Commerce
                                                (CIBC), 1991 to 1999; Director, Capital Management, Bank of
                                                Montreal, 1986-1990; Inspector General of Banks, Department of
                                                Finance, 1980-1985.

John D. DesPrez      Chairman and President     Executive Vice President, U.S. Operation, The Manufacturers Life
III (44)**                                      Insurance Company, January 1999 to date; Senior Vice President,
                                                U.S. Annuities, The Manufacturers Life Insurance Company,
                                                September 1996 to December 1998; President of The Manufacturers
                                                Life Insurance Company of North America, September 1996 to December,
                                                1998; Vice President, Mutual Funds, North American Security
                                                Life Insurance Company, , January 1995 to September 1996.

James D. Gallagher   Vice President,            Vice President, US Law and Government Relations, U.S. Operations,
(45)**               Secretary and General      The Manufacturers Life Insurance Company, January 1996 to
                     Counsel                    present; President, The Manufacturers Life Insurance Company of
                                                New York, August 1999 to present, Vice President, Secretary and
                                                General Counsel, The Manufacturers Life Insurance Company of
                                                America, January 1997 to present; Secretary and General Counsel,
                                                Manufacturers Adviser Corporation, January 1997 to present; Vice
                                                President, Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of North America, 1994 to present.

Donald Guloien       Executive Vice President   Executive Vice President & Chief Investment Officer, The
(44)***              and Chief Investment       Manufacturers Life Insurance Company, March 2001 to Present;
                     Officer                    Executive Vice President, Business Development, The Manufacturers
                                                Life Insurance Company, January 1999 to March 2001; Senior Vice
                                                President, Business Development, The Manufacturers Life Insurance
                                                Company, 1994 to December 1998.

Geoffrey Guy         Director                   Executive Vice President and Chief Actuary, The Manufacturers
(53)***                                         Life Insurance Company, February 2000 to present; Senior Vice
                                                President and Chief Actuary, The Manufacturers Life Insurance
                                                Company, 1996 to 2000; Vice President and Chief Actuary, The
                                                Manufacturers Life Insurance Company, 1993 to 1996; Vice
                                                President and Chief Financial Officer, U.S. Operations, The
                                                Manufacturers Life Insurance Company, 1987 to 1993.

John Lyon(48)        Vice President and Chief   Vice President & Chief Financial Officer, Investments, The
***                  Financial Officer,         Manufacturers Life Insurance Company; April 2001 to Present;
                     Investments; Director      Vice President, Business Development, The Manufacturers Life
                                                Insurance Company, 1995-2001; Assistant Vice President,
                                                Business Development, The Manufacturers Life Insurance
                                                Company, 1994-1995; Director/Manager, Corporate Finance,
                                                The Manufacturers Life Insurance Company, 1992-1994.

James O'Malley       Senior Vice President,     Senior Vice President, U.S. Pensions, The Manufacturers Life Insurance

                     Position with
Name                 Manulife USA               Principal Occupation
(54)***              U.S. Group Pension;        Company, January 1999 to present; Vice President, Systems
                     Director                   New Business Pensions, The Manufacturers Life Insurance
                                                Company, 1984 to December 1998.

Rex Schlaybaugh,     Director                   Member, Dykema Gossett, PLLC, 1982 to present.
Jr. (51)****

John Ostler          Vice President and Chief   Vice President and Chief Financial Officer, U.S. Operations, The
(47)**               Financial Officer          Manufacturers Life Insurance Company, October 1, 2000 to present;
                                                Vice President and Corporate Actuary, The Manufacturers Life
                                                Insurance Company, March 1998 to September 2000; Vice President &
                                                CFO U.S. Individual Insurance, The Manufacturers Life Insurance
                                                Company, 1992 to March 1998; Vice President, U.S. Insurance
                                                Products, The Manufacturers Life Insurance Company, 1990 - 1992;
                                                Assistant Vice President & Pricing Actuary, US Insurance, The
                                                Manufacturers Life Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,     Senior Vice President, Investments, The Manufacturers Life
(46)***              Investments                Insurance Company, May 2001 to Present; President, Norfolk
                                                Capital Partners Inc. 2000 - May 2001; Managing Director, Public
                                                Sector Finance, New Capital Group Inc. 1995-2000; Tax Partner,
                                                Coopers & Lybrand Chartered Accounts, 1994-1995; Taxation Vice
                                                President, The Manufacturers Life Insurance Company, 1987-1994.

Denis Turner         Vice President and         Vice President and Chief Accountant, U.S. Division, The
(44)***              Treasurer                  Manufacturers Life Insurance Company, May 1999 to present; Vice
                                                President and Treasurer, The Manufacturers Life Insurance
                                                Company of America, May 1999 to present; Assistant Vice
                                                President, Financial Operations, Reinsurance Division, The
                                                Manufacturers Life Insurance Company, February 1998 to April
                                                1999; Assistant Vice President & Controller, Reinsurance
                                                Division, The Manufacturers Life Insurance Company, November
                                                1995, to January 1998, Assistant Vice President, Corporate
                                                Controllers, The Manufacturers Life Insurance Company, January
                                                1989 to October 1995.

**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

ILLUSTRATIONS

         The Company is not providing illustrations of policy values, cash surrender values and death benefits because the Policies are no longer being sold.

INDEPENDENT AUDITORS
(Replaces certain  information in the Prospectus under the caption "Experts")

         The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

         The financial statements of Manulife USA included in this Prospectus should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Manulife USA to meet its obligations under the Policies.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
SEPARATE ACCOUNT THREE

Audited Financial Statements

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Audited Financial Statements


                     Years ended December 31, 2000 and 1999


                                    CONTENTS

Report of Independent Auditors.............................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................   2
Statements of Operations and Changes in Contract Owners' Equity............   3
Notes to Financial Statements.............................................   21

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Three

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Three as of December 31, 2000 and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Three at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP


February 2, 2001

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000

ASSETS
Investments at market value:
   Sub-Accounts:
     Aggressive Growth Trust - 414,568 shares (cost $8,317,795)                           $    7,404,188
     All Cap Growth Trust - 917,816 shares (cost $21,435,305)                                 18,952,901
     Balanced Trust - 2,301,089 shares (cost $41,156,745)                                     35,574,830
     Blue Chip Growth Trust - 1,740,059 shares (cost $34,754,268)                             35,027,389
     Diversified Bond Trust - 311,760 shares (cost $3,265,279)                                 3,264,125
     Dynamic Growth Trust - 185,672 shares (cost $2,011,883)                                   1,481,662
     Emerging Small Company Trust - 2,675,893 shares (cost $68,799,429)                       93,709,783
     Equity Income Trust - 1,541,771 shares (cost $24,918,914)                                25,947,998
     Equity Index Trust - 4,534,540 shares (cost $72,791,172)                                 74,366,453
     Global Bond Trust 64,239 shares (cost $737,497)                                             733,612
     Global Equity Trust - 604,842 shares (cost $10,311,871)                                  11,177,484
     Growth Trust - 929,129 shares (cost $21,769,812)                                         16,482,743
     Growth and Income Trust - 1,839,411 shares (cost $49,602,514)                            52,496,785
     High Yield Trust - 396,203 shares (cost $5,141,212)                                       4,615,768
     Income and Value Trust - 566,502 shares (cost $6,727,177)                                 5,982,262
     International Index Trust - 14,306 shares (cost $165,548)                                   158,938
     International Small Cap Trust - 403,953 shares (cost $7,928,391)                          6,624,824
     International Stock Trust - 2,081,416 shares (cost $29,313,291)                          26,662,943
     International Value Trust - 133,744 shares (cost $1,579,527)                              1,612,952
     Internet Technologies Trust - 91,624 shares (cost $1,060,691)                               644,117
     Investment Quality Bond Trust - 2,262,945 shares (cost $26,320,858)                      26,566,974
     Large Cap Growth Trust - 1,041,019 shares (cost $15,668,005)                             13,096,022
     Lifestyle Aggressive 1000 Trust - 355,321 shares (cost $4,789,421)                        4,651,150
     Lifestyle Balanced 640 Trust - 732,304 shares (cost $9,796,654)                           9,915,393
     Lifestyle Conservative 280 Trust - 16,890 shares (cost $221,862)                            222,609
     Lifestyle Growth 820 Trust - 1,751,576 shares (cost $24,247,282)                         23,821,430
     Lifestyle Moderate 460 Trust - 122,270 shares (cost $1,633,000)                           1,590,737
     Mid Cap Blend Trust - 1,932,550 shares (cost $37,279,394)                                33,858,271
     Mid Cap Index Trust - 41,943 shares (cost $556,459)                                         550,706
     Mid Cap Stock Trust - 144,085 shares (cost $1,819,018)                                    1,743,424
     Money Market Trust - 6,389,899 shares (cost $63,898,986)                                 63,898,986
     Overseas Trust - 581,540 shares (cost $7,200,225)                                         6,926,139
     Pacific Rim Emerging Markets Trust - 1,127,991 shares (cost $10,976,143)                  9,249,526
     Quantitative Equity Trust - 2,533,760 shares (cost $57,968,253)                          66,536,535
     Real Estate Securities Trust - 1,509,058 shares (cost $23,955,631)                       23,496,035
     Science and Technology Trust - 1,260,592 shares (cost $42,396,074)                       29,296,160
     Small Cap Index Trust - 13,777 shares (cost $165,715)                                       155,544
     Small Company Blend Trust - 158,597 shares (cost $2,356,277)                              1,793,734
     Small Company Value Trust - 240,324 shares (cost $2,971,748)                              3,119,400
     Strategic Bond Trust - 453,123 shares (cost $5,014,118)                                   4,952,630
     Tactical Allocation Trust - 27,178 shares (cost $341,964)                                   317,168
     Total Return Trust - 176,445 shares (cost $2,214,939)                                     2,360,830
     Total Stock Market Index Trust - 26,376 shares (cost $316,787)                              293,833
     U.S. Government Securities Trust - 394,061 shares (cost $5,223,915)                       5,347,411
     U.S. Large Cap Value Trust - 576,467 shares (cost $7,414,578)                             7,545,950
     Value Trust - 552,755 shares (cost $7,722,162)                                            9,109,405
     500 Index Trust - 474,340 shares (cost $5,624,453)                                        5,350,558
                                                                                            ------------
Total assets                                                                                $778,688,317
                                                                                            ============

CONTRACT OWNERS' EQUITY
Variable life contracts                                                                     $778,688,317
                                                                                            ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

         Statements of Operations and Changes in Contract Owners' Equity



                                                                                      SUB-ACCOUNT
                                                        --------------------------------------------------------------------
                                                                AGGRESSIVE GROWTH                    ALL CAP GROWTH
                                                        --------------------------------------------------------------------
                                                          YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                           DEC. 31/00        DEC. 31/99       DEC. 31/00        DEC. 31/99
                                                        --------------------------------------------------------------------
Income:
   Net investment income (loss) during the year         $         -       $         -     $    1,203,584    $      893,908
   Realized gain (loss) during the year                      781,308           201,319         1,755,854           465,497
   Unrealized appreciation (depreciation) during
     the year                                             (1,388,722)          399,725        (5,835,143)        2,522,463
                                                        --------------------------------------------------------------------
Net increase (decrease) in assets from operations           (607,414)          601,044        (2,875,705)        3,881,868
                                                        --------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                2,881,144           595,127         5,299,576         1,888,993
   Transfer on termination                                  (306,391)         (133,411)       (1,097,397)         (645,925)
   Transfer on policy loans                                  (53,389)             (156)         (261,519)          (17,003)
   Net interfund transfers                                 3,030,368          (206,543)        3,919,834         2,996,672
                                                        --------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                            5,551,732           255,017         7,860,494         4,222,737
                                                        --------------------------------------------------------------------
Total increase (decrease) in assets                        4,944,318           856,061         4,984,789         8,104,605

Assets beginning of year                                   2,459,870         1,603,809        13,968,112         5,863,507
                                                        --------------------------------------------------------------------
Assets end of year                                      $  7,404,188      $  2,459,870    $   18,952,901    $   13,968,112
                                                        ====================================================================


See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
                                                                        CAPITAL GROWTH
              BALANCED                       BLUE CHIP GROWTH                BOND                DIVERSIFIED BOND
---------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
       DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/99       DEC. 31/00       DEC. 31/99
---------------------------------------------------------------------------------------------------------------------------
  $    1,922,658    $    3,363,625    $    1,256,181   $      704,256    $    1,504,363    $    236,515      $     96,499
         720,883         1,479,053         1,099,991          613,535          (404,112)        (34,002)           (9,175)

      (6,253,446)       (5,660,915)       (3,834,145)       2,347,320        (1,309,718)         45,990           (72,120)
---------------------------------------------------------------------------------------------------------------------------
      (3,609,905)         (818,237)       (1,477,973)       3,665,111          (209,467)        248,503            15,204
---------------------------------------------------------------------------------------------------------------------------

       4,618,303         5,916,660        10,092,471        6,033,752         1,253,415         815,715           561,745
      (5,579,871)       (5,526,738)       (2,477,865)      (1,605,280)         (627,273)       (127,254)          (59,417)
        (296,021)         (340,550)         (326,876)        (118,582)          (25,224)        (39,836)           (1,024)
      (4,910,092)       (4,108,655)        3,417,891        7,106,796       (21,636,729)        623,649           276,738
---------------------------------------------------------------------------------------------------------------------------
      (6,167,681)       (4,059,283)       10,705,621       11,416,686       (21,035,811)      1,272,274           778,042
---------------------------------------------------------------------------------------------------------------------------
      (9,777,586)       (4,877,520)        9,227,648       15,081,797       (21,245,278)      1,520,777           793,246

      45,352,416        50,229,936        25,799,741       10,717,944        21,245,278       1,743,348           950,102
---------------------------------------------------------------------------------------------------------------------------
  $   35,574,830    $   45,352,416    $   35,027,389   $   25,799,741    $           --    $  3,264,125      $  1,743,348
===========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                          SUB-ACCOUNT
                                                        ---------------------------------------------------
                                                         DYNAMIC GROWTH        EMERGING SMALL COMPANY
                                                        ---------------------------------------------------
                                                        PERIOD ENDED DEC.  YEAR ENDED DEC.  YEAR ENDED DEC.
                                                             31/00**            31/00            31/99
                                                        ---------------------------------------------------
 Income:
    Net investment income (loss) during the year        $         -      $   10,861,111   $      931,296
    Realized gain (loss) during the year                     (34,245)         6,301,844        2,234,670
    Unrealized appreciation (depreciation) during
      the year                                              (530,220)       (20,697,016)      40,955,434
                                                        ---------------------------------------------------
 Net increase (decrease) in assets from operations          (564,465)        (3,534,061)      44,121,400
                                                        ---------------------------------------------------
 Changes from principal transactions:
    Transfer of net premiums                               1,038,582         10,324,298        9,489,193
    Transfer on termination                                 (116,055)       (11,469,437)      (8,527,672)
    Transfer on policy loans                                 (44,428)        (1,229,828)        (504,673)
    Net interfund transfers                                1,168,028         (2,950,927)      (8,765,065)
                                                        ---------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                           2,046,127         (5,325,894)      (8,308,217)
                                                        ---------------------------------------------------
 Total increase (decrease) in assets                       1,481,662         (8,859,955)      35,813,183

 Assets beginning of year                                          -        102,569,738       66,756,555
                                                        ---------------------------------------------------
 Assets end of year                                     $  1,481,662     $   93,709,783   $  102,569,738
                                                        ===================================================


** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
              EQUITY INCOME                      EQUITY INDEX                        GLOBAL BOND
----------------------------------------------------------------------------------------------------------
       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED
       DEC.31/00         DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99
----------------------------------------------------------------------------------------------------------
   $    2,760,281   $    1,458,179    $      221,869   $    1,825,519      $   18,358       $   43,890
          (80,630)         374,940         2,696,756        3,651,616          (7,326)         (70,367)

          150,879       (1,255,027)      (10,555,450)       5,860,560           4,720          (14,905)
----------------------------------------------------------------------------------------------------------
        2,830,530          578,092        (7,636,825)      11,337,695          15,752          (41,382)
----------------------------------------------------------------------------------------------------------

        3,349,523        3,893,423        15,766,592       18,917,139         220,199          124,531
       (1,273,761)      (1,286,389)       (6,954,587)      (4,357,423)        (33,905)         (33,062)
          (53,101)         (77,443)         (248,765)        (494,140)         (2,085)             (11)
         (900,697)         311,991        (1,523,237)       5,753,290         (39,466)        (117,727)
----------------------------------------------------------------------------------------------------------
        1,121,964        2,841,582         7,040,003       19,818,866         144,743          (26,269)
----------------------------------------------------------------------------------------------------------
        3,952,494        3,419,674          (596,822)      31,156,561         160,495          (67,651)

       21,995,504       18,575,830        74,963,275       43,806,714         573,117          640,768
----------------------------------------------------------------------------------------------------------
   $   25,947,998   $   21,995,504    $   74,366,453   $   74,963,275      $  733,612       $  573,117
==========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                   SUB-ACCOUNT
                                                       --------------------------------------------------------------------
                                                                 GLOBAL EQUITY                          GROWTH
                                                       --------------------------------------------------------------------
                                                           YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                           DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99
                                                       --------------------------------------------------------------------
Income:
   Net investment income (loss) during the year        $    1,026,287     $    493,157    $    1,603,161    $      447,543
   Realized gain (loss) during the year                      (631,106)        (155,359)          695,686           530,120
   Unrealized appreciation (depreciation) during
     the year                                                 740,951         (121,909)       (8,128,839)        2,359,746
                                                       --------------------------------------------------------------------
Net increase (decrease) in assets from operations           1,136,132          215,889        (5,829,992)        3,337,409
                                                       --------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                 2,106,572        1,527,332         6,069,409         2,817,768
   Transfer on termination                                   (515,552)        (386,590)       (1,297,222)         (500,367)
   Transfer on policy loans                                   (14,792)         (21,561)         (120,470)          (74,903)
   Net interfund transfers                                  1,068,265        1,818,979         3,009,403         2,324,764
                                                       --------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                             2,644,493        2,938,160         7,661,120         4,567,262
                                                       --------------------------------------------------------------------
Total increase (decrease) in assets                         3,780,625        3,154,049         1,831,128         7,904,671

Assets beginning of year                                    7,396,859        4,242,810        14,651,615         6,746,944
                                                       --------------------------------------------------------------------
Assets end of year                                     $   11,177,484     $  7,396,859    $   16,482,743    $   14,651,615
                                                       ====================================================================

        See accompanying notes.

                                                  SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
           GROWTH AND INCOME                       HIGH YIELD                     INCOME AND VALUE
---------------------------------------------------------------------------------------------------------
      YEAR ENDED        YEAR ENDED         YEAR ENDED      YEAR ENDED        YEAR ENDED       YEAR ENDED
      DEC. 31/00        DEC. 31/99         DEC. 31/00      DEC. 31/99        DEC. 31/00       DEC. 31/99
---------------------------------------------------------------------------------------------------------
   $    3,025,404   $    1,278,189     $     14,646     $    340,814        $1,092,315     $    408,866
          985,560        1,264,337          (62,640)         (57,295)          (16,392)          13,556

       (7,885,806)       4,417,624         (346,754)         (69,365)         (833,733)         (94,286)
---------------------------------------------------------------------------------------------------------
       (3,874,842)       6,960,150         (394,748)         214,154           242,190          328,136
---------------------------------------------------------------------------------------------------------

       11,665,612        7,477,562        1,336,937          799,494         1,131,379        1,638,769
       (3,632,508)      (3,261,292)        (275,933)        (179,923)         (459,846)        (330,215)
         (666,144)        (176,590)         (56,383)          (4,294)          (15,719)          (9,200)
        1,931,597        2,945,525          182,737          891,770           329,751            1,531
---------------------------------------------------------------------------------------------------------
        9,298,557        6,985,205        1,187,358        1,507,047           985,565        1,300,885
---------------------------------------------------------------------------------------------------------
        5,423,715       13,945,355          792,610        1,721,201         1,227,755        1,629,021

       47,073,070       33,127,715        3,823,158        2,101,957         4,754,507        3,125,486
---------------------------------------------------------------------------------------------------------
   $   52,496,785   $   47,073,070     $  4,615,768     $  3,823,158        $5,982,262     $  4,754,507
=========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                           SUB-ACCOUNT
                                                       --------------------------------------------------
                                                         INTERNATIONAL
                                                             INDEX            INTERNATIONAL SMALL CAP
                                                       --------------------------------------------------
                                                          PERIOD ENDED       YEAR ENDED       YEAR ENDED
                                                          DEC. 31/00**       DEC. 31/00       DEC. 31/99
                                                       --------------------------------------------------
 Income:
    Net investment income (loss) during the year       $      2,220         $1,275,987     $      9,451
    Realized gain (loss) during the year                       (982)          (941,463)       1,126,604
    Unrealized appreciation (depreciation) during
      the year                                               (6,610)        (2,864,772)       1,360,161
                                                       --------------------------------------------------
 Net increase (decrease) in assets from operations           (5,372)        (2,530,248)       2,496,216
                                                       --------------------------------------------------
 Changes from principal transactions:
    Transfer of net premiums                                125,117          2,151,313          826,503
    Transfer on termination                                  (5,611)          (399,289)        (206,773)
    Transfer on policy loans                                 (6,792)          (227,364)         (11,684)
    Net interfund transfers                                  51,596          2,099,442         (266,727)
                                                       --------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                            164,310          3,624,102          341,319
                                                       --------------------------------------------------
 Total increase (decrease) in assets                        158,938          1,093,854        2,837,535

 Assets beginning of year                                         -          5,530,970        2,693,435
                                                       --------------------------------------------------
 Assets end of year                                    $    158,938         $6,624,824     $  5,530,970
                                                       ==================================================


  * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.


** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                                                              INTERNET
          INTERNATIONAL STOCK                 INTERNATIONAL VALUE           TECHNOLOGIES         INVESTMENT QUALITY BOND
----------------------------------------------------------------------------------------------------------------------------
     YEAR ENDED         YEAR ENDED         YEAR ENDED      PERIOD ENDED     PERIOD ENDED      YEAR ENDED        YEAR ENDED
     DEC. 31/00         DEC. 31/99         DEC. 31/00      DEC. 31/99*      DEC. 31/00**      DEC. 31/00        DEC. 31/99
----------------------------------------------------------------------------------------------------------------------------
  $      141,854    $    2,378,902     $      4,865      $       -         $       -      $    1,764,230    $      115,157
       1,979,909         1,389,951          (24,646)         (6,853)             (156)           (65,106)         (118,167)

      (7,021,945)        2,728,312             (339)         33,763          (416,574)           543,010          (330,836)
----------------------------------------------------------------------------------------------------------------------------
      (4,900,182)        6,497,165          (20,120)         26,910          (416,730)         2,242,134          (333,846)
----------------------------------------------------------------------------------------------------------------------------

       4,769,383         3,991,679          970,793          67,544           613,893          3,717,837         2,534,307
      (2,042,903)       (1,409,171)         (57,439)         (5,873)          (49,773)        (2,138,923)       (1,228,511)
        (319,996)         (245,714)          (6,340)              -            (4,746)          (183,365)          (45,188)
         306,879          (561,839)         268,631         368,846           501,473           (247,524)       20,819,872
----------------------------------------------------------------------------------------------------------------------------
       2,713,363         1,774,955        1,175,645         430,517         1,060,847          1,148,025        22,080,480
----------------------------------------------------------------------------------------------------------------------------
      (2,186,819)        8,272,120        1,155,525         457,427           644,117          3,390,159        21,746,634

      28,849,762        20,577,642          457,427               -                 -         23,176,815         1,430,181
----------------------------------------------------------------------------------------------------------------------------
  $   26,662,943    $   28,849,762     $  1,612,952      $  457,427        $  644,117     $   26,566,974    $   23,176,815
============================================================================================================================

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                        SUB-ACCOUNT
                                                             ------------------------------------------------------------------
                                                                     LARGE CAP GROWTH               LIFESTYLE AGGRESSIVE 1000
                                                             ------------------------------------------------------------------
                                                              YEAR ENDED         YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                              DEC. 31/00         DEC. 31/99        DEC. 31/00        DEC. 31/99
                                                             ------------------------------------------------------------------
Income:
   Net investment income (loss) during the year              $  1,441,638      $    371,353      $    216,326      $    178,067
   Realized gain (loss) during the year                            21,675           100,576            (9,437)          (51,566)
   Unrealized appreciation (depreciation) during
     the year                                                  (3,593,685)          677,804          (443,010)          371,856
                                                             ------------------------------------------------------------------
Net increase (decrease) in assets from operations              (2,130,372)        1,149,733          (236,121)          498,357
                                                             ------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                     4,930,460         1,349,722         1,402,412         1,220,401
   Transfer on termination                                       (935,574)         (310,785)         (465,958)         (711,359)
   Transfer on policy loans                                      (149,564)          (20,962)           (1,220)           (3,817)
   Net interfund transfers                                      4,710,968           876,677            (2,198)         (911,439)
                                                             ------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                                 8,556,290         1,894,652           933,036          (406,214)
                                                             ------------------------------------------------------------------
Total increase (decrease) in assets                             6,425,918         3,044,385           696,915            92,143

Assets beginning of year                                        6,670,104         3,625,719         3,954,235         3,862,092
                                                             ------------------------------------------------------------------
Assets end of year                                           $ 13,096,022      $  6,670,104      $  4,651,150      $  3,954,235
                                                             ==================================================================


See accompanying notes.

                                               SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
     LIFESTYLE BALANCED 640            LIFESTYLE CONSERVATIVE 280           LIFESTYLE GROWTH 820
-------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED
   DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99        DEC. 31/00       DEC. 31/99
-------------------------------------------------------------------------------------------------------
$    569,650      $    396,729      $     13,788      $     11,447      $  1,673,771      $    962,278
      86,155           (30,994)             (844)            1,866            79,771           (74,308)

    (472,949)          510,201             2,739            (7,716)       (2,474,203)        1,958,069
-------------------------------------------------------------------------------------------------------
     182,856           875,936            15,683             5,597          (720,661)        2,846,039
-------------------------------------------------------------------------------------------------------

   3,308,556         3,129,737            30,443            42,811         5,916,596         5,461,863
    (883,442)       (1,094,958)           (9,144)           (8,329)       (2,038,161)       (1,622,631)
    (122,975)          (64,221)             --                --            (134,239)         (279,099)
    (805,706)         (306,459)           70,433           (32,902)          127,472        (1,593,145)
-------------------------------------------------------------------------------------------------------
   1,496,433         1,664,099            91,732             1,580         3,871,668         1,966,988
-------------------------------------------------------------------------------------------------------
   1,679,289         2,540,035           107,415             7,177         3,151,007         4,813,027

   8,236,104         5,696,069           115,194           108,017        20,670,423        15,857,396
-------------------------------------------------------------------------------------------------------
$  9,915,393      $  8,236,104      $    222,609      $    115,194      $ 23,821,430      $ 20,670,423
=======================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      -------------------------------------------------------------------
                                                           LIFESTYLE MODERATE 460                 MID CAP BLEND
                                                      -------------------------------------------------------------------
                                                         YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED
                                                         DEC. 31/00       DEC. 31/99       DEC. 31/00        DEC. 31/99
                                                      -------------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $    164,841      $     49,688      $  4,905,140      $  3,059,165
   Realized gain (loss) during the year                     (8,201)           (1,920)         (440,187)         (531,319)
   Unrealized appreciation (depreciation) during
     the year                                              (93,118)           30,959        (6,852,403)        4,461,702
                                                      -------------------------------------------------------------------
Net increase (decrease) in assets from operations           63,522            78,727        (2,387,450)        6,989,548
                                                      -------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                499,839           324,816         5,698,436         5,041,183
   Transfer on termination                                (278,844)          (80,708)       (2,255,941)       (1,858,127)
   Transfer on policy loans                                 (4,505)          (61,993)         (210,773)         (108,303)
   Net interfund transfers                                  34,843           336,696           333,630        (1,877,218)
                                                      -------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                            251,333           518,811         3,565,352         1,197,535
                                                      -------------------------------------------------------------------
Total increase (decrease) in assets                        314,855           597,538         1,177,902         8,187,083

Assets beginning of year                                 1,275,882           678,344        32,680,369        24,493,286
                                                      -------------------------------------------------------------------
Assets end of year                                    $  1,590,737      $  1,275,882      $ 33,858,271      $ 32,680,369
                                                      ===================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                       SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------
  MID CAP INDEX              MID CAP STOCK                      MONEY MARKET                          OVERSEAS
------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED       YEAR ENDED       PERIOD ENDED     YEAR ENDED        YEAR ENDED         YEAR ENDED        YEAR ENDED
  DEC. 31/00**       DEC. 31/00        DEC. 31/99*     DEC. 31/00        DEC. 31/99         DEC. 31/00        DEC. 31/99
------------------------------------------------------------------------------------------------------------------------
$      9,975      $       --        $       --        $  2,837,122      $  1,699,216      $    410,096      $       --
       2,568             4,809              (158)             --                --            (743,314)          588,825

      (5,753)          (82,824)            7,230              --                --            (806,861)          485,470
------------------------------------------------------------------------------------------------------------------------
       6,790           (78,015)            7,072         2,837,122         1,699,216        (1,140,079)        1,074,295
------------------------------------------------------------------------------------------------------------------------

      62,405         1,209,637           114,220        60,929,701        29,641,080         2,507,305           516,783
     (18,904)          (70,213)           (9,534)       (7,374,966)       (5,654,160)         (284,281)          (73,681)
        --              (1,970)             --            (602,642)          266,827          (199,359)          (14,262)
     500,415           497,797            74,430       (37,492,208)      (12,059,047)        1,670,197         1,464,007
------------------------------------------------------------------------------------------------------------------------
     543,916         1,635,251           179,116        15,459,885        12,194,700         3,693,862         1,892,847
------------------------------------------------------------------------------------------------------------------------
     550,706         1,557,236           186,188        18,297,007        13,893,916         2,553,783         2,967,142

        --             186,188              --          45,601,979        31,708,063         4,372,356         1,405,214
------------------------------------------------------------------------------------------------------------------------
$    550,706      $  1,743,424      $    186,188      $ 63,898,986      $ 45,601,979      $  6,926,139      $  4,372,356
========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      ------------------------------------------------------------------
                                                                 PACIFIC RIM
                                                              EMERGING MARKETS                  QUANTITATIVE EQUITY
                                                      ------------------------------------------------------------------
                                                        YEAR ENDED        YEAR ENDED       YEAR ENDED         YEAR ENDED
                                                        DEC. 31/00        DEC. 31/99       DEC. 31/00         DEC. 31/99
                                                      ------------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $     37,735      $    188,217      $  8,207,833      $  5,044,334
   Realized gain (loss) during the year                  1,142,246         1,967,184         3,373,479         3,505,103
   Unrealized appreciation (depreciation) during
     the year                                           (3,893,747)        1,745,251        (7,729,114)        2,911,530
                                                      ------------------------------------------------------------------
Net increase (decrease) in assets from operations       (2,713,766)        3,900,652         3,852,198        11,460,967
                                                      ------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                              1,890,887         1,679,389         8,153,108         7,800,323
   Transfer on termination                                (692,836)         (471,769)       (8,068,279)       (5,396,356)
   Transfer on policy loans                                (93,909)          (33,384)         (437,721)         (474,041)
   Net interfund transfers                                 349,025          (185,077)        1,180,710        (3,728,101)
                                                      ------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                          1,453,167           989,159           827,818        (1,798,175)
                                                      ------------------------------------------------------------------
Total increase (decrease) in assets                     (1,260,599)        4,889,811         4,680,016         9,662,792

Assets beginning of year                                10,510,125         5,620,314        61,856,519        52,193,727
                                                      ------------------------------------------------------------------
Assets end of year                                    $  9,249,526      $ 10,510,125      $ 66,536,535      $ 61,856,519
                                                      ==================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
        REAL ESTATE SECURITIES             SCIENCE AND TECHNOLOGY        SMALL CAP INDEX          SMALL COMPANY BLEND
---------------------------------------------------------------------------------------------------------------------------
     YEAR ENDED        YEAR ENDED       YEAR ENDED         YEAR ENDED      PERIOD ENDED        YEAR ENDED      PERIOD ENDED
     DEC. 31/00        DEC. 31/99       DEC. 31/00        DEC. 31/99       DEC. 31/00**        DEC. 31/00      DEC. 31/99*
---------------------------------------------------------------------------------------------------------------------------
  $    725,501      $  1,081,197      $    875,644      $  1,831,034      $      5,143      $    166,689      $      7,350
      (368,039)           82,415         4,226,679         2,759,418            (1,758)         (184,160)            1,781

     4,345,939        (2,907,686)      (19,928,665)        5,368,742           (10,171)         (603,705)           41,163
---------------------------------------------------------------------------------------------------------------------------
     4,703,401        (1,744,074)      (14,826,342)        9,959,194            (6,786)         (621,176)           50,294
---------------------------------------------------------------------------------------------------------------------------

     2,709,003         3,182,121        11,215,089         3,767,735            94,350         1,152,722           174,380
    (1,866,577)       (2,092,541)       (2,826,592)         (796,754)           (6,716)          (46,909)          (10,104)
      (245,678)         (117,862)         (405,481)          (98,286)           (3,396)          (27,509)             --
      (847,081)       (2,881,180)        9,680,246         8,691,040            78,092           954,977           167,059
---------------------------------------------------------------------------------------------------------------------------
      (250,333)       (1,909,462)       17,663,262        11,563,735           162,330         2,033,281           331,335
---------------------------------------------------------------------------------------------------------------------------
     4,453,068        (3,653,536)        2,836,920        21,522,929           155,544         1,412,105           381,629

    19,042,967        22,696,503        26,459,240         4,936,311              --             381,629              --
---------------------------------------------------------------------------------------------------------------------------
  $ 23,496,035      $ 19,042,967      $ 29,296,160      $ 26,459,240      $    155,544      $  1,793,734      $    381,629
===========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                               SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                              SMALL COMPANY VALUE               STRATEGIC BOND
                                                      ---------------------------------------------------------------
                                                        YEAR ENDED       YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                        DEC. 31/00       DEC. 31/99      DEC. 31/00       DEC. 31/99
                                                      ---------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $     2,245      $       305      $   286,876      $   204,203
   Realized gain (loss) during the year                    93,029            7,291          (66,380)         (74,383)
   Unrealized appreciation (depreciation) during
     the year                                              48,360           88,627           61,320          (62,876)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from operations         143,634           96,223          281,816           66,944
                                                      ---------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                               747,241          398,042        1,165,949          747,221
   Transfer on termination                               (104,932)         (50,211)        (235,557)        (169,596)
   Transfer on policy loans                                (9,018)            --            (45,301)         (15,952)
   Net interfund transfers                              1,241,872          289,944          304,387          (49,496)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                         1,875,163          637,775        1,189,478          512,177
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                     2,018,797          733,998        1,471,294          579,121

Assets beginning of year                                1,100,603          366,605        3,481,336        2,902,215
                                                      ---------------------------------------------------------------
Assets end of year                                    $ 3,119,400      $ 1,100,603      $ 4,952,630      $ 3,481,336
                                                      ===============================================================


 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
      TACTICAL                                           TOTAL STOCK
     ALLOCATION               TOTAL RETURN               MARKET INDEX       U.S. GOVERNMENT SECURITIES
-------------------------------------------------------------------------------------------------------
    PERIOD ENDED      YEAR ENDED     PERIOD ENDED     PERIOD ENDED     YEAR ENDED        YEAR ENDED
    DEC. 31/00**      DEC. 31/00      DEC. 31/99*     DEC. 31/00**     DEC. 31/00        DEC. 31/99
-------------------------------------------------------------------------------------------------------
  $    11,333      $    29,836      $      --        $     2,748      $   319,991      $   143,586
          (20)           6,187             (252)            (239)         (33,921)          21,642

      (24,796)         145,527              364          (22,955)         189,826         (173,224)
-------------------------------------------------------------------------------------------------------
      (13,483)         181,550              112          (20,446)         475,896           (7,996)
-------------------------------------------------------------------------------------------------------

      270,846          800,492          102,093          199,595        1,442,818          933,102
       (7,090)         (68,577)         (17,463)          (9,092)        (420,953)        (302,051)
       (3,393)         (48,429)            --               --              1,677               75
       70,288        1,016,257          394,795          123,776         (710,743)         630,563
-------------------------------------------------------------------------------------------------------
      330,651        1,699,743          479,425          314,279          312,799        1,261,689
-------------------------------------------------------------------------------------------------------
      317,168        1,881,293          479,537          293,833          788,695        1,253,693

         --            479,537             --               --          4,558,716        3,305,023
-------------------------------------------------------------------------------------------------------
  $   317,168      $ 2,360,830      $   479,537      $   293,833      $ 5,347,411      $ 4,558,716
=======================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      --------------------------------------------------------------
                                                           U.S. LARGE CAP VALUE                     VALUE
                                                      --------------------------------------------------------------
                                                       YEAR ENDED      PERIOD ENDED      YEAR ENDED       YEAR ENDED
                                                       DEC. 31/00      DEC. 31/99*       DEC. 31/00       DEC. 31/99
                                                      --------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $    30,478      $      --        $      --        $   160,502
   Realized gain (loss) during the year                     2,018               18         (204,029)         (36,495)
   Unrealized appreciation (depreciation) during
     the year                                              35,510           95,862        1,955,231         (317,742)
                                                      --------------------------------------------------------------
Net increase (decrease) in assets from operations          68,006           95,880        1,751,202         (193,735)
                                                      --------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                             3,097,133          373,681        1,668,925        1,586,580
   Transfer on termination                               (306,562)         (40,839)        (372,336)        (292,517)
   Transfer on policy loans                                (6,546)            --           (118,965)          (4,081)
   Net interfund transfers                              2,799,989        1,465,208        1,097,532          419,572
                                                      --------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                         5,584,014        1,798,050        2,275,156        1,709,554
                                                      --------------------------------------------------------------
Total increase (decrease) in assets                     5,652,020        1,893,930        4,026,358        1,515,819

Assets beginning of year                                1,893,930             --          5,083,047        3,567,228
                                                      --------------------------------------------------------------
Assets end of year                                    $ 7,545,950      $ 1,893,930      $ 9,109,405      $ 5,083,047
                                                      ==============================================================


 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

               SUB-ACCOUNT
------------------------------------
   WORLDWIDE GROWTH      500 INDEX                     TOTAL
------------------------------------------------------------------------
      YEAR ENDED       PERIOD ENDED       YEAR ENDED          YEAR ENDED
      DEC. 31/99       DEC. 31/00**       DEC. 31/00          DEC. 31/99
------------------------------------------------------------------------
  $      11,362      $      11,246      $  51,387,171      $  31,693,647
         68,678            (16,940)        22,080,244         20,827,272

        (14,108)          (273,894)      (115,641,365)        69,327,505
------------------------------------------------------------------------
         65,932           (279,588)       (42,173,950)       121,848,424
------------------------------------------------------------------------

        274,770          3,899,444        214,068,040        138,216,989
        (16,702)          (203,952)       (70,163,910)       (51,392,480)
        (11,284)           (18,727)        (7,067,602)        (3,208,585)
     (1,392,780)         1,953,381            275,952           (253,364)
------------------------------------------------------------------------
     (1,145,996)         5,630,146        137,112,480         83,362,560
------------------------------------------------------------------------
     (1,080,064)         5,350,558         94,938,530        205,210,984

      1,080,064               --          683,749,787        478,538,803
------------------------------------------------------------------------
  $        --        $   5,350,558      $ 778,688,317      $ 683,749,787
========================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000, the following sub-account of the Account has been replaced with a new sub-account fund as follows:

               PREVIOUS FUND                                  NEW FUND

            Mid Cap Growth Trust                        All Cap Growth Trust

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of Manufacturers Life of America:

                                                          Commencement of
                                                         Operations of the
                                                            Sub-accounts
                                                         -----------------
Dynamic Growth Trust                                        May 2, 2000
International Index Trust                                   May 2, 2000
International Value Trust                                   May 1, 1999
Internet Technologies Trust                                 May 2, 2000
Mid Cap Index Trust                                         May 2, 2000
Mid Cap Stock Trust                                         May 1, 1999
Small Cap Index Trust                                       May 2, 2000
Small Company Blend Trust                                   May 1, 1999
Tactical Allocation Trust                                   May 2, 2000
Total Return Trust                                          May 1, 1999
Total Stock Market Index Trust                              May 2, 2000
U.S. Large Cap Value Trust                                  May 1, 1999
500 Index Trust                                             May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the period ended December 31, 2000:

                                                           PURCHASES           SALES
                                                           ---------           -----
Aggressive Growth Trust                                $    8,019,899    $    2,468,166
All Cap Growth Trust                                       16,182,742         7,118,664
Balanced Trust                                              4,205,822         8,450,845
Blue Chip Growth Trust                                     15,877,023         3,915,222
Diversified Bond Trust                                      1,769,759           260,970
Dynamic Growth Trust                                        2,197,718           151,590
Emerging Small Company Trust                               18,477,959        12,942,742
Equity Income Trust                                         6,769,753         2,887,508
Equity Index Trust                                         18,733,836        11,471,964
Global Bond Trust                                             304,886           141,785
Global Equity Trust                                        18,079,661        14,408,881
Growth Trust                                               11,696,647         2,432,366
Growth & Income Trust                                      15,046,839         2,722,878
High Yield Trust                                            2,427,826         1,225,821
Income and Value Trust                                      2,514,745           436,865
International Index Trust                                     174,861             8,331
International Small Cap Trust                              16,507,631        11,607,542
International Stock Trust                                  21,063,260        18,208,044
International Value Trust                                   2,464,874         1,284,364
Internet Technologies Trust                                 1,691,129           630,282
Investment Quality Bond Trust                               5,805,208         2,892,953
Large Cap Growth Trust                                     11,430,246         1,432,319
Lifestyle Aggressive 1000 Trust                             1,666,763           517,400
Lifestyle Balanced 640 Trust                                3,973,581         1,907,498
Lifestyle Conservative 280 Trust                              120,201            14,680
Lifestyle Growth 820 Trust                                  7,105,742         1,560,302
Lifestyle Moderate 460 Trust                                  704,837           288,663
Mid Cap Blend Trust                                        11,675,074         3,204,582
Mid Cap Index Trust                                           858,391           304,500
Mid Cap Stock Trust                                         2,505,863           870,613
Money Market Trust                                        133,882,405       115,585,398
Overseas Trust                                             21,862,479        17,758,521
Pacific Rim Emerging Markets Trust                         10,745,858         9,254,956
Quantitative Equity Trust                                  17,411,696         8,376,044
Real Estate Securities Trust                                3,372,234         2,897,066
Science & Technology Trust                                 40,656,264        22,117,359
Small Cap Index Trust                                         188,065            20,592
Small Company Blend Trust                                   4,543,750         2,343,780
Small Company Value Trust                                   2,836,537           959,130
Strategic Bond Trust                                        2,180,768           704,413
Tactical Allocation Trust                                     347,423             5,439
Total Return Trust                                          2,007,281           277,702
Total Stock Market Index                                      322,499             5,472
U.S. Government Securities Trust                            2,117,690         1,484,900
U.S. Large Cap Value Trust                                  6,193,938           579,446
Value Trust                                                 3,939,653         1,664,497
500 Index Trust                                             5,883,114           241,721
                                                         ------------------------------
Total                                                    $488,544,430      $300,044,776
                                                         ==============================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


5. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and December 31, 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable life contracts are as follows:

                                                 1999                         2000
                                              -----------------------------------------------------------
                                              UNIT VALUE    UNIT VALUE        UNITS           DOLLARS
                                              -----------------------------------------------------------
Aggressive Growth Trust                         $20.16        $20.77          356,548     $    7,404,188
All Cap Growth Trust                             28.33         25.28          749,807         18,952,901
Balanced Trust                                   29.49         26.74        1,330,346         35,574,830
Blue Chip Growth Trust                           24.63         23.95        1,462,754         35,027,389
Diversified Bond Trust                           13.07         14.42          226,375          3,264,125
Dynamic Growth Trust                                 -          7.98          185,672          1,481,662
Emerging Small Company Trust                     74.86         71.65        1,307,969         93,709,783
Equity Income Trust                              16.64         18.80        1,380,099         25,947,998
Equity Index Trust                               23.78         21.57        3,447,963         74,366,453
Global Bond Trust                                13.27         13.49           54,365            733,612
Global Equity Trust                              16.97         19.04          587,025         11,177,484
Growth Trust                                     25.46         18.51          890,331         16,482,743
Growth and Income Trust                          23.46         21.79        2,408,919         52,496,785
High Yield Trust                                 15.37         14.00          329,776          4,615,768
Income and Value Trust                           15.51         16.28          367,507          5,982,262
International Index Trust                            -         11.27           14,103            158,938
International Small Cap Trust                    26.16         18.53          357,528          6,624,824
International Stock Trust                        18.12         15.12        1,763,929         26,662,943
International Value Trust                        12.98         12.14          132,848          1,612,952
Internet Technologies Trust                          -          7.03           91,924            644,117
Investment Quality Bond Trust                    14.51         15.87        1,673,822         26,566,974
Large Cap Growth Trust                           19.42         16.65          786,413         13,096,022
Lifestyle Aggressive 1000 Trust                  17.21         16.33          284,768          4,651,150
Lifestyle Balanced 640 Trust                     16.76         17.18          577,034          9,915,393
Lifestyle Conservative 280 Trust                 15.74         16.95           13,131            222,609
Lifestyle Growth 820 Trust                       17.62         17.09        1,393,678         23,821,430
Lifestyle Moderate 460 Trust                     16.40         17.10           93,014          1,590,737
Mid Cap Blend Trust                              18.95         17.74        1,908,650         33,858,271
Mid Cap Index Trust                                  -         13.39           41,116            550,706
Mid Cap Stock Trust                              12.60         12.10          144,085          1,743,424
Money Market Trust                               19.15         20.28        3,151,211         63,898,986
Overseas Trust                                   18.96         15.41          449,483          6,926,139
Pacific Rim Emerging Markets Trust               11.85          8.97        1,031,699          9,249,526
Quantitative Equity Trust                        53.10         56.45        1,178,769         66,536,535
Real Estate Securities Trust                     30.30         38.08          616,941         23,496,035
Science & Technology Trust                       40.21         26.51        1,104,943         29,296,160
Small Cap Index                                      -         11.70           13,291            155,544
Small Company Blend Trust                        16.07         12.90          139,069          1,793,734
Small Company Value Trust                         9.21          9.76          319,683          3,119,400
Strategic Bond Trust                             14.11         15.15          326,940          4,952,630
Tactical Allocation Trust                            -         12.10           26,212            317,168
Total Return Trust                               12.37         13.72          172,081          2,360,830
Total Stock Market Index Trust                       -         11.24           26,131            293,833
U.S. Government Securities Trust                 11.91         13.21          404,853          5,347,411
U.S. Large Cap Value Trust                       12.84         13.20          571,773          7,545,950
Value Trust                                      13.81         17.20          529,481          9,109,405
500 Index Trust                                      -         11.30          473,346          5,350,558
                                                                                            ------------
Total                                                                                       $778,688,317
                                                                                            ============

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

     THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF AMERICA SEPARATE ACCOUNT THREE

     Financial Statements

     Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                              Financial Statements

                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)



                                    CONTENTS


Financial Statements

Statement of Assets and Contract Owners' Equity................................1
Statements of Operations and Changes in Contract Owners' Equity................3
Notes to Financial Statements.................................................25

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS
Investments at market value:
  Sub-Accounts:
    Aggressive Growth Trust - 508,805 shares (cost $9,677,637)                  $  5,897,048
    All Cap Growth Trust - 1,080,522 shares (cost $23,979,270)                    13,484,917
    All Cap Value Trust - 10,683 shares (cost $131,525)                              114,092
    Balanced Trust - 2,270,419 shares (cost $40,120,924)                          28,811,614
    Blue Chip Growth Trust - 2,175,555 shares (cost $41,922,870)                  30,327,232
    Capital Appreciation Trust - 10,310 shares (cost $103,352)                        79,282
    Capital Opportunities Trust - 18,475 shares (cost $199,028)                      168,673
    Diversified Bond Trust - 522,738 shares (cost $5,416,251)                      5,525,336
    Dynamic Growth Trust - 361,612 shares (cost $2,845,505)                        1,507,921
    Emerging Small Company Trust - 2,693,625 shares (cost $70,005,360)            56,108,198
    Equity Growth Trust - 1,206 shares (cost $11,989)                                 12,785
    Equity Income Trust - 1,982,680 shares (cost $31,788,582)                     27,856,659
    Equity Index Trust - 4,652,921 shares (cost $75,249,952)                      58,952,512
    Equity Value Trust - 2,237 shares (cost $23,978)                                  25,253
    Financial Services Trust - 14,888 shares (cost $171,064)                         157,669
    Fundamental Value Trust - 111,039 shares (cost $1,336,102)                     1,174,790
    Global Bond Trust - 76,605 shares (cost $873,706)                                903,172
    Global Equity Trust - 764,648 shares (cost $12,038,170)                        9,099,307
    Global Value Trust - 1,102 shares (cost $11,989)                                  12,749
    Growth Trust - 1,020,903 shares (cost $22,564,639)                            12,455,020
    Growth and Income Trust - 2,126,922 shares (cost $57,352,008)                 46,260,544
    Health Sciences Trust - 35,646 shares (cost $460,082)                            428,104
    High Yield Trust - 516,875 shares (cost $5,726,082)                            4,936,161
    Income and Value Trust - 751,654 shares (cost $8,532,980)                      6,794,948
    International Index Trust - 68,940 shares (cost $688,785)                        560,482
    International Small Cap Trust - 418,408 shares (cost $5,117,244)               4,184,079
    International Stock Trust - 2,305,227 shares (cost $28,967,621)               20,285,996
    International Value Trust - 258,725 shares (cost $2,872,105)                   2,413,908
    Internet Technologies Trust - 127,271 shares (cost $1,063,234)                   352,541
    Investment Quality Bond Trust - 2,487,349 shares (cost $28,897,893)           29,499,957
    Large Cap Growth Trust - 1,417,185 shares (cost $19,532,020)                  12,612,943
    Lifestyle Aggressive 1000 Trust - 505,549 shares (cost $6,387,244)             4,610,606
    Lifestyle Balanced 640 Trust - 1,053,623 shares (cost $13,659,044)            11,621,467
    Lifestyle Conservative 280 Trust - 26,860 shares (cost $344,070)                 340,855
    Lifestyle Growth 820 Trust - 2,201,229 shares (cost $28,907,381)              22,342,471
    Lifestyle Moderate 460 Trust - 181,191 shares (cost $2,336,702)                2,103,628

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS (CONTINUED)
Investments at market value:
  Sub-Accounts:
    Managed Bond Trust - 4,647 shares (cost $59,945)                            $     60,595
    Mid Cap Growth Trust - 30,733 shares (cost $347,487)                             250,169
    Mid Cap Index Trust - 102,009 shares (cost $1,328,985)                         1,118,021
    Mid Cap Opportunities Trust - 8,060 shares (cost $80,493)                         68,187
    Mid Cap Stock Trust - 240,094 shares (cost $2,670,368)                         2,141,641
    Mid Cap Value Trust - 67,628 shares (cost $842,973)                              781,779
    Money Market Trust - 7,661,984 shares (cost $76,619,838)                      76,619,838
    Overseas Trust - 731,368 shares (cost $6,585,016)                              5,799,745
    Pacific Rim Emerging Markets Trust - 1,165,693 shares (cost $9,192,377)        6,842,619
    Quantitative Equity Trust - 3,032,794 shares (cost $68,110,324)               46,826,333
    Quantitative Mid Cap Trust - 3,607 shares (cost $32,866)                          33,115
    Real Estate Securities Trust - 1,520,358 shares (cost $23,857,598)            22,866,188
    Science and Technology Trust - 1,530,902 shares (cost $39,281,373)            14,528,264
    Small Cap Index Trust - 122,472 shares (cost $1,432,739)                       1,162,263
    Small Company Blend Trust - 240,768 shares (cost $2,630,501)                   2,082,643
    Small Company Value Trust - 362,726 shares (cost $4,691,959)                   4,341,826
    Small Mid Cap Trust - 1,143 shares (cost $11,989)                                 12,286
    Strategic Bond Trust - 536,472 shares (cost $5,831,701)                        5,702,692
    Strategic Growth Trust - 44,314 shares (cost $498,408)                           409,016
    Strategic Opportunities Trust - 2,454,580 shares (cost $44,162,528)           26,362,184
    Tactical Allocation Trust - 38,747 shares (cost $469,491)                        354,919
    Telecommunications Trust - 2,074 shares (cost $20,045)                            13,727
    Total Return Trust - 407,190 shares (cost $5,327,828)                          5,659,935
    Total Stock Market Index Trust - 183,763 shares (cost $1,911,602)              1,617,111
    U.S. Government Securities Trust - 561,956 shares (cost $7,480,605)            7,738,134
    U.S. Large Cap Value Trust - 809,326 shares (cost $10,420,317)                 8,708,343
    Utilities Trust - 7,442 shares (cost $84,183)                                     69,061
    Value Trust - 886,044 shares (cost $13,441,872)                               13,184,335
    500 Index Trust - 955,933 shares (cost $10,378,673)                            8,546,044
                                                                                ------------
Total assets                                                                    $685,923,932
                                                                                ============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                         $685,923,932
                                                                                ============

See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                    AGGRESSIVE GROWTH                      ALL CAP GROWTH
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $         --       $    998,403       $  1,203,584
Realized gain (loss) during the period           (128,782)           781,308           (338,894)         1,755,854
Unrealized appreciation (depreciation)
 during the period                             (2,866,983)        (1,388,722)        (8,011,949)        (5,835,143)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (2,995,765)          (607,414)        (7,352,440)        (2,875,705)
                                             ---------------------------------------------------------------------
Changes from principal transactions:
  Transfer of net premiums                      1,762,397          2,881,144          2,889,377          5,299,576
  Transfer on termination                        (398,211)          (306,391)        (1,212,195)        (1,097,397)
  Transfer on policy loans                        (10,610)           (53,389)           (27,510)          (261,519)
  Net interfund transfers                         135,049          3,030,368            234,784          3,919,834
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        1,488,625          5,551,732          1,884,456          7,860,494
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (1,507,140)         4,944,318         (5,467,984)         4,984,789

Assets beginning of year                        7,404,188          2,459,870         18,952,901         13,968,112
                                             ---------------------------------------------------------------------
Assets end of period                         $  5,897,048       $  7,404,188       $ 13,484,917       $ 18,952,901
                                             =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See  accompanying notes.

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
  ALL CAP                                                                                         CAPITAL
   VALUE                      BALANCED                          BLUE CHIP GROWTH               APPRECIATION
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         --       $    713,899       $  1,922,658       $  2,422,196       $  1,256,181       $         --
        (650)          (495,778)           720,883            (29,049)         1,099,991               (141)

     (17,432)        (5,727,394)        (6,253,446)       (11,868,759)        (3,834,145)           (24,071)
-----------------------------------------------------------------------------------------------------------

     (18,082)        (5,509,273)        (3,609,905)        (9,475,612)        (1,477,973)           (24,212)
-----------------------------------------------------------------------------------------------------------


      14,025          2,783,750          4,618,303          6,926,559         10,092,471             27,404
      (2,471)        (3,032,354)        (5,579,871)        (2,439,704)        (2,477,865)            (1,231)
          --           (250,398)          (296,021)          (138,570)          (326,876)                --
     120,620           (754,941)        (4,910,092)           427,170          3,417,891             77,321
-----------------------------------------------------------------------------------------------------------

     132,174         (1,253,943)        (6,167,681)         4,775,455         10,705,621            103,494
-----------------------------------------------------------------------------------------------------------

     114,092         (6,763,216)        (9,777,586)        (4,700,157)         9,227,648             79,282

          --         35,574,830         45,352,416         35,027,389         25,799,741                 --
-----------------------------------------------------------------------------------------------------------
$    114,092       $ 28,811,614       $ 35,574,830       $ 30,327,232       $ 35,027,389       $     79,282
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                SUB-ACCOUNT
                                             --------------------------------------------------
                                                CAPITAL
                                             OPPORTUNITIES              DIVERSIFIED BOND
                                             --------------------------------------------------
                                             PERIOD ENDED       PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
                                             --------------------------------------------------
Income:
Net investment income during the period      $         --       $    228,405       $    236,515
Realized gain (loss) during the period             (1,981)           (48,456)           (34,002)
Unrealized appreciation (depreciation)
 during the period                                (30,355)           110,239             45,990
                                             --------------------------------------------------
Net increase (decrease) in assets from
 operations                                       (32,336)           290,188            248,503
                                             --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                         57,362          1,003,050            815,715
  Transfer on termination                          (1,978)          (242,099)          (127,254)
  Transfer on policy loans                             --             (4,714)           (39,836)
  Net interfund transfers                         145,625          1,214,786            623,649
                                             --------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          201,009          1,971,023          1,272,274
                                             --------------------------------------------------

Total increase (decrease) in assets               168,673          2,261,211          1,520,777

Assets beginning of year                               --          3,264,125          1,743,348
                                             --------------------------------------------------
Assets end of period                         $    168,673       $  5,525,336       $  3,264,125
                                             ==================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                                 EMERGING                      EQUITY
        DYNAMIC GROWTH                         SMALL COMPANY                   GROWTH                  EQUITY INCOME
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED        YEAR ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------------------------

$      2,669       $         --       $  2,989,181       $ 10,861,111       $         --      $  3,013,469       $  2,760,281
    (216,158)           (34,245)           647,374          6,301,844                 --           161,920            (80,630)

    (807,364)          (530,220)       (38,807,515)       (20,697,016)               796        (4,961,007)           150,879
-----------------------------------------------------------------------------------------------------------------------------

  (1,020,853)          (564,465)       (35,170,960)        (3,534,061)               796        (1,785,618)         2,830,530
-----------------------------------------------------------------------------------------------------------------------------


     536,661          1,038,582          6,183,144         10,324,298                 --         3,363,680          3,349,523
     (57,551)          (116,055)        (6,220,607)       (11,469,437)                --        (1,720,914)        (1,273,761)
     (27,834)           (44,428)          (400,789)        (1,229,828)                --           (56,332)           (53,101)
     595,836          1,168,028         (1,992,373)        (2,950,927)            11,989         2,107,845           (900,697)
-----------------------------------------------------------------------------------------------------------------------------

   1,047,112          2,046,127         (2,430,625)        (5,325,894)            11,989         3,694,279          1,121,964
-----------------------------------------------------------------------------------------------------------------------------

      26,259          1,481,662        (37,601,585)        (8,859,955)            12,785         1,908,661          3,952,494

   1,481,662                 --         93,709,783        102,569,738                 --        25,947,998         21,995,504
-----------------------------------------------------------------------------------------------------------------------------
$  1,507,921       $  1,481,662       $ 56,108,198       $ 93,709,783       $     12,785      $ 27,856,659       $ 25,947,998
=============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                          SUB-ACCOUNT
                                             --------------------------------------------------------------------
                                                                                                      FINANCIAL
                                                      EQUITY INDEX                 EQUITY VALUE        SERVICES
                                             --------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01*
                                             --------------------------------------------------------------------
Income:
Net investment income during the period      $  1,793,940       $    221,869       $         --      $         --
Realized gain (loss) during the period            407,681          2,696,756                 --            (2,997)
Unrealized appreciation (depreciation)
 during the period                            (17,872,721)       (10,555,450)             1,275           (13,395)
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                   (15,671,100)        (7,636,825)             1,275           (16,392)
                                             --------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      7,873,939         15,766,592                 --            25,656
  Transfer on termination                      (4,663,843)        (6,954,587)                --            (2,816)
  Transfer on policy loans                       (142,095)          (248,765)                --              (753)
  Net interfund transfers                      (2,810,842)        (1,523,237)            23,978           151,974
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          257,159          7,040,003             23,978           174,061
                                             --------------------------------------------------------------------

Total increase (decrease) in assets           (15,413,941)          (596,822)            25,253           157,669

Assets beginning of year                       74,366,453         74,963,275                 --                --
                                             --------------------------------------------------------------------
Assets end of period                         $ 58,952,512       $ 74,366,453       $     25,253      $    157,669
                                             ====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
FUNDAMENTAL                                                                                      GLOBAL
   VALUE                     GLOBAL  BOND                         GLOBAL EQUITY                   VALUE
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         --       $         --       $     18,358       $  1,777,032       $  1,026,287       $         --
      (2,754)            (3,902)            (7,326)          (710,683)          (631,106)                --

    (161,312)            33,352              4,720         (3,804,475)           740,951                760
-----------------------------------------------------------------------------------------------------------

    (164,066)            29,450             15,752         (2,738,126)         1,136,132                760
-----------------------------------------------------------------------------------------------------------


     183,046            148,356            220,199          1,599,684          2,106,572                 --
     (13,336)           (54,099)           (33,905)        (1,180,641)          (515,552)                --
      (2,258)                --             (2,085)           (21,659)           (14,792)                --
   1,171,404             45,853            (39,466)           262,565          1,068,265             11,989
-----------------------------------------------------------------------------------------------------------

   1,338,856            140,110            144,743            659,949          2,644,493             11,989
-----------------------------------------------------------------------------------------------------------

   1,174,790            169,560            160,495         (2,078,177)         3,780,625             12,749

          --            733,612            573,117         11,177,484          7,396,859                 --
-----------------------------------------------------------------------------------------------------------
$  1,174,790       $    903,172       $    733,612       $  9,099,307       $ 11,177,484       $     12,749
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                          GROWTH                          GROWTH AND INCOME
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $  1,603,161       $  2,743,694       $  3,025,404
Realized gain (loss) during the period           (740,395)           695,686            432,698            985,560
Unrealized appreciation (depreciation)
 during the period                             (4,822,549)        (8,128,839)       (13,985,734)        (7,885,806)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (5,562,944)        (5,829,992)       (10,809,342)        (3,874,842)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      3,286,828          6,069,409          7,540,733         11,665,612
  Transfer on termination                      (1,408,322)        (1,297,222)        (3,049,830)        (3,632,508)
  Transfer on policy loans                        (15,863)          (120,470)          (149,454)          (666,144)
  Net interfund transfers                        (327,422)         3,009,403            231,652          1,931,597
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        1,535,221          7,661,120          4,573,101          9,298,557
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (4,027,723)         1,831,128         (6,236,241)         5,423,715

Assets beginning of year                       16,482,743         14,651,615         52,496,785         47,073,070
                                             ---------------------------------------------------------------------
Assets end of period                         $ 12,455,020       $ 16,482,743       $ 46,260,544       $ 52,496,785
                                             =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
   HEALTH
  SCIENCES                    HIGH YIELD                         INCOME AND VALUE                    INTERNATIONAL INDEX
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
------------------------------------------------------------------------------------------------------------------------------

$         --       $    499,808       $     14,646       $    315,493       $  1,092,315       $         30       $      2,220
        (113)          (727,064)           (62,640)           (65,021)           (16,392)           (11,629)              (982)

     (31,978)          (264,478)          (346,754)          (993,117)          (833,733)          (121,693)            (6,610)
------------------------------------------------------------------------------------------------------------------------------

     (32,091)          (491,734)          (394,748)          (742,645)           242,190           (133,292)            (5,372)
------------------------------------------------------------------------------------------------------------------------------


      26,849            906,119          1,336,937          1,227,448          1,131,379            418,018            125,117
      (1,454)          (253,629)          (275,933)          (428,546)          (459,846)           (27,848)            (5,611)
        (753)           (20,607)           (56,383)             6,336            (15,719)               270             (6,792)
     435,553            180,244            182,737            750,093            329,751            144,396             51,596
------------------------------------------------------------------------------------------------------------------------------

     460,195            812,127          1,187,358          1,555,331            985,565            534,836            164,310
------------------------------------------------------------------------------------------------------------------------------

     428,104            320,393            792,610            812,686          1,227,755            401,544            158,938

          --          4,615,768          3,823,158          5,982,262          4,754,507            158,938                 --
------------------------------------------------------------------------------------------------------------------------------
$    428,104       $  4,936,161       $  4,615,768       $  6,794,948       $  5,982,262       $    560,482       $    158,938
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                 INTERNATIONAL SMALL CAP                INTERNATIONAL STOCK
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $  1,275,987       $  1,090,518       $    141,854
Realized gain (loss) during the period         (3,010,638)          (941,463)        (2,755,243)         1,979,909
Unrealized appreciation (depreciation)
 during the period                                370,402         (2,864,772)        (6,031,276)        (7,021,945)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (2,640,236)        (2,530,248)        (7,696,001)        (4,900,182)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                        869,562          2,151,313          3,045,438          4,769,383
  Transfer on termination                        (327,151)          (399,289)        (1,778,133)        (2,042,903)
  Transfer on policy loans                        (13,762)          (227,364)            (5,732)          (319,996)
  Net interfund transfers                        (329,158)         2,099,442             57,481            306,879
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          199,491          3,624,102          1,319,054          2,713,363
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (2,440,745)         1,093,854         (6,376,947)        (2,186,819)

Assets beginning of year                        6,624,824          5,530,970         26,662,943         28,849,762
                                             ---------------------------------------------------------------------
Assets end of period                         $  4,184,079       $  6,624,824       $ 20,285,996       $ 26,662,943
                                             =====================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
      INTERNATIONAL VALUE                  INTERNET TECHNOLOGIES                INVESTMENT QUALITY BOND
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$     54,398       $      4,865       $         --       $         --       $  1,683,400       $  1,764,230
     (76,351)           (24,646)          (177,447)              (156)           (45,220)           (65,106)

    (491,622)              (339)          (294,119)          (416,574)           355,948            543,010
-----------------------------------------------------------------------------------------------------------

    (513,575)           (20,120)          (471,566)          (416,730)         1,994,128          2,242,134
-----------------------------------------------------------------------------------------------------------


     707,770            970,793            251,896            613,893          2,658,645          3,717,837
    (117,650)           (57,439)           (61,740)           (49,773)        (2,238,883)        (2,138,923)
        (994)            (6,340)           (24,556)            (4,746)           (50,915)          (183,365)
     725,405            268,631             14,390            501,473            570,008           (247,524)
-----------------------------------------------------------------------------------------------------------

   1,314,531          1,175,645            179,990          1,060,847            938,855          1,148,025
-----------------------------------------------------------------------------------------------------------

     800,956          1,155,525           (291,576)           644,117          2,932,983          3,390,159

   1,612,952            457,427            644,117                 --         26,566,974         23,176,815
-----------------------------------------------------------------------------------------------------------
$  2,413,908       $  1,612,952       $    352,541       $    644,117       $ 29,499,957       $ 26,566,974
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                    LARGE CAP GROWTH                  LIFESTYLE AGGRESSIVE 1000
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $    543,947       $  1,441,638       $    388,350       $    216,326
Realized gain (loss) during the period           (270,309)            21,675            (71,102)            (9,437)
Unrealized appreciation (depreciation)
 during the period                             (4,347,095)        (3,593,685)        (1,638,367)          (443,010)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (4,073,457)        (2,130,372)        (1,321,119)          (236,121)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      3,678,621          4,930,460          1,425,836          1,402,412
  Transfer on termination                      (1,042,647)          (935,574)          (339,574)          (465,958)
  Transfer on policy loans                        (32,806)          (149,564)             2,456             (1,220)
  Net interfund transfers                         987,210          4,710,968            191,857             (2,198)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        3,590,378          8,556,290          1,280,575            933,036
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets              (483,079)         6,425,918            (40,544)           696,915

Assets beginning of year                       13,096,022          6,670,104          4,651,150          3,954,235
                                             ---------------------------------------------------------------------
Assets end of period                         $ 12,612,943       $ 13,096,022       $  4,610,606       $  4,651,150
                                             =====================================================================


See accompanying notes.

                                                 SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
    LIFESTYLE BALANCED 640              LIFESTYLE CONSERVATIVE 280               LIFESTYLE GROWTH 820
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$    840,004       $    569,650       $      7,122       $     13,788       $  2,133,146       $  1,673,771
      (6,333)            86,155             (2,190)              (844)          (629,529)            79,771

  (2,156,317)          (472,949)            (3,963)             2,739         (6,139,057)        (2,474,203)
-----------------------------------------------------------------------------------------------------------

  (1,322,646)           182,856                969             15,683         (4,635,440)          (720,661)
-----------------------------------------------------------------------------------------------------------


   3,120,529          3,308,556            296,991             30,443          5,905,512          5,916,596
    (830,259)          (883,442)           (17,713)            (9,144)        (3,352,952)        (2,038,161)
     (32,609)          (122,975)                --                 --            278,937           (134,239)
     771,059           (805,706)          (162,001)            70,433            324,984            127,472
-----------------------------------------------------------------------------------------------------------

   3,028,720          1,496,433            117,277             91,732          3,156,481          3,871,668
-----------------------------------------------------------------------------------------------------------

   1,706,074          1,679,289            118,246            107,415         (1,478,959)         3,151,007

   9,915,393          8,236,104            222,609            115,194         23,821,430         20,670,423
-----------------------------------------------------------------------------------------------------------
$ 11,621,467       $  9,915,393       $    340,855       $    222,609       $ 22,342,471       $ 23,821,430
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             --------------------------------------------------------------------
                                                                                     MANAGED           MID CAP
                                                 LIFESTYLE MODERATE 460                BOND            GROWTH
                                             --------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01*
                                             --------------------------------------------------------------------
Income:
Net investment income during the period      $    108,993       $    164,841       $         --      $         --
Realized gain (loss) during the period            (27,676)            (8,201)                --              (746)
Unrealized appreciation (depreciation)
 during the period                               (190,812)           (93,118)               650           (97,318)
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                      (109,495)            63,522                650           (98,064)
                                             --------------------------------------------------------------------
Changes from principal transactions:
  Transfer of net premiums                        636,407            499,839                 --            45,031
  Transfer on termination                        (100,387)          (278,844)                --            (4,579)
  Transfer on policy loans                         68,632             (4,505)                --            (1,506)
  Net interfund transfers                          17,734             34,843             59,945           309,287
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          622,386            251,333             59,945           348,233
                                             --------------------------------------------------------------------

Total increase (decrease) in assets               512,891            314,855             60,595           250,169

Assets beginning of year                        1,590,737          1,275,882                 --                --
                                             --------------------------------------------------------------------
Assets end of period                         $  2,103,628       $  1,590,737       $     60,595      $    250,169
                                             ====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
                                         MID CAP
         MID CAP INDEX                OPPORTUNITIES               MID CAP STOCK               MID CAP VALUE
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         28       $      9,975       $         --       $         --       $         --       $         --
     (81,228)             2,568               (154)          (149,398)             4,809               (256)

    (205,210)            (5,753)           (12,306)          (453,133)           (82,824)           (61,194)
-----------------------------------------------------------------------------------------------------------

    (286,410)             6,790            (12,460)          (602,531)           (78,015)           (61,450)
-----------------------------------------------------------------------------------------------------------


     503,846             62,405             10,414            788,755          1,209,637             58,450
     (46,258)           (18,904)            (1,764)          (124,466)           (70,213)            (5,638)
          --                 --                 --             (4,924)            (1,970)                --
     396,137            500,415             71,997            341,383            497,797            790,417
-----------------------------------------------------------------------------------------------------------

     853,725            543,916             80,647          1,000,748          1,635,251            843,229
-----------------------------------------------------------------------------------------------------------

     567,315            550,706             68,187            398,217          1,557,236            781,779

     550,706                 --                 --          1,743,424            186,188                 --
-----------------------------------------------------------------------------------------------------------
$  1,118,021       $    550,706       $     68,187       $  2,141,641       $  1,743,424       $    781,779
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                         SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                       MONEY MARKET                           OVERSEAS
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $  2,049,964       $  2,837,122       $    592,006       $    410,096
Realized gain (loss) during the period                 --                 --         (2,107,858)          (743,314)
Unrealized appreciation (depreciation)
 during the period                                     --                 --           (511,184)          (806,861)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                     2,049,964          2,837,122         (2,027,036)        (1,140,079)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                     41,978,772         60,929,701            997,473          2,507,305
  Transfer on termination                      (7,656,194)        (7,374,966)          (332,616)          (284,281)
  Transfer on policy loans                     (1,317,464)          (602,642)           (35,163)          (199,359)
  Net interfund transfers                     (22,334,226)       (37,492,208)           270,948          1,670,197
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                       10,670,888         15,459,885            900,642          3,693,862
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            12,720,852         18,297,007         (1,126,394)         2,553,783

Assets beginning of year                       63,898,986         45,601,979          6,926,139          4,372,356
                                             ---------------------------------------------------------------------
Assets end of period                         $ 76,619,838       $ 63,898,986       $  5,799,745       $  6,926,139
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
          PACIFIC RIM                                                       QUANTITATIVE
        EMERGING MARKETS                   QUANTITATIVE  EQUITY               MID CAP              REAL ESTATE SECURITIES
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------

$     32,951       $     37,735       $  8,592,412       $  8,207,833       $         --       $    746,285       $    725,501
  (2,060,080)         1,142,246            372,568          3,373,479                (26)          (289,756)          (368,039)

    (623,141)        (3,893,747)       (29,852,273)        (7,729,114)               250           (531,815)         4,345,939
------------------------------------------------------------------------------------------------------------------------------

  (2,650,270)        (2,713,766)       (20,887,293)         3,852,198                224            (75,286)         4,703,401
------------------------------------------------------------------------------------------------------------------------------


     984,535          1,890,887          6,284,436          8,153,108             32,560          2,043,802          2,709,003
    (558,320)          (692,836)        (4,518,694)        (8,068,279)               331         (2,519,756)        (1,866,577)
         763            (93,909)          (443,259)          (437,721)                --           (181,503)          (245,678)
    (183,615)           349,025           (145,392)         1,180,710                 --            102,896           (847,081)
------------------------------------------------------------------------------------------------------------------------------

     243,363          1,453,167          1,177,091            827,818             32,891           (554,561)          (250,333)
------------------------------------------------------------------------------------------------------------------------------

  (2,406,907)        (1,260,599)       (19,710,202)         4,680,016             33,115           (629,847)         4,453,068

   9,249,526         10,510,125         66,536,535         61,856,519                 --         23,496,035         19,042,967
------------------------------------------------------------------------------------------------------------------------------
$  6,842,619       $  9,249,526       $ 46,826,333       $ 66,536,535       $     33,115       $ 22,866,188       $ 23,496,035
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                       SCIENCE AND
                                                       TECHNOLOGY                          SMALL CAP INDEX
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $  1,203,870       $    875,644       $         --       $      5,143
Realized gain (loss) during the period         (7,927,109)         4,226,679            (68,825)            (1,758)
Unrealized appreciation (depreciation)
 during the period                            (11,653,196)       (19,928,665)          (260,305)           (10,171)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                   (18,376,435)       (14,826,342)          (329,130)            (6,786)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      5,414,221         11,215,089            494,545             94,350
  Transfer on termination                      (1,554,395)        (2,826,592)           (51,835)            (6,716)
  Transfer on policy loans                        (67,141)          (405,481)               141             (3,396)
  Net interfund transfers                        (184,146)         9,680,246            892,998             78,092
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        3,608,539         17,663,262          1,335,849            162,330
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets           (14,767,896)         2,836,920          1,006,719            155,544

Assets beginning of year                       29,296,160         26,459,240            155,544                 --
                                             ---------------------------------------------------------------------
Assets end of period                         $ 14,528,264       $ 29,296,160       $  1,162,263       $    155,544
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                                                               SMALL
      SMALL COMPANY BLEND                   SMALL COMPANY VALUE               MID CAP                  STRATEGIC BOND
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------------------------

$     11,383       $    166,689       $      7,567       $      2,245       $         --      $    394,888       $    286,876
    (600,023)          (184,160)            19,835             93,029                 --           (56,948)           (66,380)

      14,684           (603,705)          (497,785)            48,360                297           (67,521)            61,320
-----------------------------------------------------------------------------------------------------------------------------

    (573,956)          (621,176)          (470,383)           143,634                297           270,419            281,816
-----------------------------------------------------------------------------------------------------------------------------


     603,264          1,152,722          1,027,189            747,241                 --           720,136          1,165,949
    (153,624)           (46,909)          (366,799)          (104,932)                --          (453,601)          (235,557)
      (3,918)           (27,509)           (84,747)            (9,018)                --           (15,692)           (45,301)
     417,143            954,977          1,117,166          1,241,872             11,989           228,800            304,387
-----------------------------------------------------------------------------------------------------------------------------

     862,865          2,033,281          1,692,809          1,875,163             11,989           479,643          1,189,478
-----------------------------------------------------------------------------------------------------------------------------

     288,909          1,412,105          1,222,426          2,018,797             12,286           750,062          1,471,294

   1,793,734            381,629          3,119,400          1,100,603                 --         4,952,630          3,481,336
-----------------------------------------------------------------------------------------------------------------------------
$  2,082,643       $  1,793,734       $  4,341,826       $  3,119,400       $     12,286      $  5,702,692       $  4,952,630
=============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                SUB-ACCOUNT
                                             --------------------------------------------------
                                              STRATEGIC
                                                GROWTH             STRATEGIC OPPORTUNITIES
                                             --------------------------------------------------
                                             PERIOD ENDED       PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
                                             --------------------------------------------------
Income:
Net investment income during the period      $         --       $  4,829,644       $  4,905,140
Realized gain (loss) during the period             (2,951)          (537,147)          (440,187)
Unrealized appreciation (depreciation)
 during the period                                (89,392)       (14,379,220)        (6,852,403)
                                             --------------------------------------------------
Net increase (decrease) in assets from
 operations                                       (92,343)       (10,086,723)        (2,387,450)
                                             --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                         88,813          5,016,270          5,698,436
  Transfer on termination                          (5,156)        (2,330,146)        (2,255,941)
  Transfer on policy loans                             --           (106,772)          (210,773)
  Net interfund transfers                         417,702             11,284            333,630
                                             --------------------------------------------------

Net increase (decrease) in assets from
  principal transactions                          501,359          2,590,636          3,565,352
                                             --------------------------------------------------

Total increase (decrease) in assets               409,016         (7,496,087)         1,177,902

Assets beginning of year                               --         33,858,271         32,680,369
                                             --------------------------------------------------
Assets end of period                         $    409,016       $ 26,362,184       $ 33,858,271
                                             ==================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
                                          TELE-                                                             TOTAL
      TACTICAL ALLOCATION            COMMUNICATIONS                TOTAL RETURN                      STOCK MARKET INDEX
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
------------------------------------------------------------------------------------------------------------------------------

$        187       $     11,333       $         --       $    151,288       $     29,836       $         --       $      2,748
      (4,742)               (20)              (155)            26,067              6,187            (50,121)              (239)

     (89,776)           (24,796)            (6,317)           186,216            145,527           (271,537)           (22,955)
------------------------------------------------------------------------------------------------------------------------------

     (94,331)           (13,483)            (6,472)           363,571            181,550           (321,658)           (20,446)
------------------------------------------------------------------------------------------------------------------------------


     102,322            270,846              7,053          1,402,464            800,492            729,903            199,595
     (33,053)            (7,090)              (641)          (215,518)           (68,577)           (67,056)            (9,092)
      (5,527)            (3,393)                --                273            (48,429)            (6,453)                --
      68,340             70,288             13,787          1,748,315          1,016,257            988,542            123,776
------------------------------------------------------------------------------------------------------------------------------

     132,082            330,651             20,199          2,935,534          1,699,743          1,644,936            314,279
------------------------------------------------------------------------------------------------------------------------------

      37,751            317,168             13,727          3,299,105          1,881,293          1,323,278            293,833

     317,168                 --                 --          2,360,830            479,537            293,833                 --
------------------------------------------------------------------------------------------------------------------------------
$    354,919       $    317,168       $     13,727       $  5,659,935       $  2,360,830       $  1,617,111       $    293,833
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                         SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                     U.S. GOVERNMENT
                                                        SECURITIES                      U.S. LARGE CAP VALUE
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $    358,458       $    319,991       $     93,316       $     30,478
Realized gain (loss) during the period            (19,278)           (33,921)            23,952              2,018
Unrealized appreciation (depreciation)
 during the period                                134,033            189,826         (1,843,346)            35,510
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                       473,213            475,896         (1,726,078)            68,006
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      1,147,603          1,442,818          2,273,866          3,097,133
  Transfer on termination                        (308,768)          (420,953)          (510,296)          (306,562)
  Transfer on policy loans                        (14,414)             1,677             (1,781)            (6,546)
  Net interfund transfers                       1,093,089           (710,743)         1,126,682          2,799,989
                                             ---------------------------------------------------------------------

Net increase (decrease) in assets from
  principal transactions                        1,917,510            312,799          2,888,471          5,584,014
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets             2,390,723            788,695          1,162,393          5,652,020

Assets beginning of year                        5,347,411          4,558,716          7,545,950          1,893,930
                                             ---------------------------------------------------------------------
Assets end of period                         $  7,738,134       $  5,347,411       $  8,708,343       $  7,545,950
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                      SUB-ACCOUNT
----------------------------------------------------------------------------------------
 UTILITIES                      VALUE                               500 INDEX                               TOTAL
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------

$         --       $    393,971       $         --       $        165       $     11,246       $ 43,806,480       $ 51,387,171
        (950)           187,525           (204,029)          (209,591)           (16,940)       (22,484,207)        22,080,244

     (15,122)        (1,644,780)         1,955,231         (1,558,734)          (273,894)      (200,002,612)      (115,641,365)
------------------------------------------------------------------------------------------------------------------------------

     (16,072)        (1,063,284)         1,751,202         (1,768,160)          (279,588)      (178,680,339)       (42,173,950)
------------------------------------------------------------------------------------------------------------------------------


      18,596          2,363,187          1,668,925          3,795,009          3,899,444        150,313,807        214,068,040
      (1,826)          (826,947)          (372,336)          (389,150)          (203,952)       (59,657,533)       (70,163,910)
          --            (93,395)          (118,965)             1,448            (18,727)        (3,455,976)        (7,067,602)
      68,363          3,695,369          1,097,532          1,556,339          1,953,381         (1,284,344)           275,952
------------------------------------------------------------------------------------------------------------------------------

      85,133          5,138,214          2,275,156          4,963,646          5,630,146         85,915,954        137,112,480
------------------------------------------------------------------------------------------------------------------------------

      69,061          4,074,930          4,026,358          3,195,486          5,350,558        (92,764,385)        94,938,530

          --          9,109,405          5,083,047          5,350,558                 --        778,688,317        683,749,787
------------------------------------------------------------------------------------------------------------------------------
$     69,061       $ 13,184,335       $  9,109,405       $  8,546,044       $  5,350,558       $685,923,932       $778,688,317
==============================================================================================================================

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in sixty sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been replaced with new sub-accounts as follows:

    PREVIOUS FUND                     NEW FUND                 EFFECTIVE DATE
    -------------                     --------                 --------------
 Mid Cap Blend Trust        Strategic Opportunities Trust        May 1, 2001
 Mid Cap Growth Trust           All Cap Growth Trust             May 2, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)



1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of the Company:

                                                     Commencement of
                                                      Operations of
                                                     the Sub-accounts
                                                     ----------------
All Cap Value Trust                                     May 1, 2001
Capital Appreciation Trust                              May 1, 2001
Capital Opportunities Trust                             May 1, 2001
Dynamic Growth Trust                                    May 2, 2000
Equity Growth Trust                                     May 1, 2001
Equity Value Trust                                      May 1, 2001
Financial Services Trust                                May 1, 2001
Fundamental Value Trust                                 May 1, 2001
Global Value Trust                                      May 1, 2001
Health Sciences Trust                                   May 1, 2001
International Index Trust                               May 2, 2000
Internet Technologies Trust                             May 2, 2000
Managed Bond Trust                                      May 1, 2001
Mid Cap Growth Trust                                    May 1, 2001
Mid Cap Index Trust                                     May 2, 2000
Mid Cap Opportunities Trust                             May 1, 2001
Mid Cap Value Trust                                     May 1, 2001
Quantitative Mid Cap Trust                              May 1, 2001
Small Cap Index Trust                                   May 2, 2000
Small Mid Cap Trust                                     May 1, 2001
Strategic Growth Trust                                  May 1, 2001
Tactical Allocation Trust                               May 2, 2000
Telecommunications Trust                                May 1, 2001
Total Stock Market Index Trust                          May 2, 2000
Utilities Trust                                         May 1, 2001
500 Index Trust                                         May 2, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




4. PURCHASES AND SALES

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001:

                                                   PURCHASES            SALES
                                                 -------------------------------
Aggressive Growth Trust                          $  2,054,859       $    566,234
All Cap Growth Trust                                5,783,223          2,900,364
All Cap Value Trust                                   142,523             10,349
Balanced Trust                                      2,254,696          2,794,739
Blue Chip Growth Trust                              9,427,349          2,229,697
Capital Appreciation Trust                            104,338                844
Capital Opportunities Trust                           212,450             11,441
Diversified Bond Trust                              2,538,733            339,305
Dynamic Growth Trust                                1,240,633            190,853
Emerging Small Company Trust                        6,718,136          6,159,580
Equity Growth Trust                                    11,989                  -
Equity Income Trust                                 9,040,478          2,332,730
Equity Index Trust                                  7,485,491          5,434,392
Equity Value Trust                                     23,978                  -
Financial Services Trust                              225,683             51,623
Fundamental Value Trust                             1,350,449             11,593
Global Bond Trust                                     215,881             75,770
Global Equity Trust                                 9,322,814          6,885,833
Global Value Trust                                     11,989                  -
Growth Trust                                        3,257,972          1,722,751
Growth & Income Trust                               9,084,781          1,767,986
Health Sciences Trust                                 465,427              5,233
High Yield Trust                                    4,268,927          2,956,993
Income and Value Trust                              2,146,652            275,827
International Index Trust                             574,933             40,067
International Small Cap Trust                       9,277,917          9,078,427
International Stock Trust                          11,924,058          9,514,485
International Value Trust                           2,990,356          1,621,428
Internet Technologies Trust                           305,875            125,885
Investment Quality Bond Trust                       5,671,632          3,049,377
Large Cap Growth Trust                              4,895,488            761,163
Lifestyle Aggressive 1000 Trust                     1,887,588            218,664
Lifestyle Balanced 640 Trust                        4,474,690            605,966
Lifestyle Conservative 280 Trust                      418,596            294,198
Lifestyle Growth 820 Trust                          7,898,232          2,608,605
Lifestyle Moderate 460 Trust                          965,332            233,954
Managed Bond Trust                                     59,945                  -
Mid Cap Growth Trust                                  352,710              4,478
Mid Cap Index Trust                                 2,256,921          1,403,166
Mid Cap Opportunities Trust                            81,532                884
Mid Cap Stock Trust                                 1,357,981            357,232
Mid Cap Value Trust                                   860,430             17,200
Money Market Trust                                 80,068,510         67,347,658
Overseas Trust                                     15,932,237         14,439,588
Pacific Rim Emerging Markets Trust                  6,511,137          6,234,823
Quantitative Equity Trust                          14,558,114          4,788,612

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




4. PURCHASES AND SALES (CONTINUED)

                                                   PURCHASES            SALES
                                                 -------------------------------
Quantitative Mid Cap Trust                             33,091                199
Real Estate Securities Trust                        3,347,906          3,156,182
Science & Technology Trust                         11,891,536          7,079,128
Small Cap Index Trust                               2,997,334          1,661,485
Small Company Blend Trust                           2,094,643          1,220,396
Small Company Value Trust                           3,090,364          1,389,987
Small Mid Cap Trust                                    11,989                  -
Strategic Bond Trust                                1,499,343            624,811
Strategic Growth Trust                                520,196             18,837
Strategic Opportunities Trust                       9,755,866          2,335,586
Tactical Allocation Trust                             158,628             26,359
Telecommunications Trust                               20,619                420
Total Return Trust                                  3,494,106            407,284
Total Stock Market Index Trust                      2,637,202            992,266
U.S. Government Securities Trust                    3,609,457          1,333,490
U.S. Large Cap Value Trust                          3,453,798            472,011
Utilities Trust                                        91,479              6,346
Value Trust                                         6,774,769          1,242,583
500 Index Trust                                     5,974,761          1,010,949
                                                 -------------------------------
Total                                            $312,170,752       $182,448,316
                                                 ===============================

5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable life contracts are as follows:

                                              2000                                    2001
                                          ------------------------------------------------------------------------
                                           UNIT VALUE          UNIT VALUE             UNITS              DOLLARS
                                          ------------------------------------------------------------------------
Aggressive Growth Trust                   $      20.77        $      13.48             437,599        $  5,897,048
All Cap Growth Trust                             25.28               16.30             827,136          13,484,917
All Cap Value Trust                                 --               10.68              10,683             114,092
Balanced Trust                                   26.74               22.44           1,283,867          28,811,614
Blue Chip Growth Trust                           23.95               18.01           1,684,196          30,327,232
Capital Appreciation Trust                          --                9.54               8,314              79,282
Capital Opportunities Trust                         --                9.13              18,475             168,673
Diversified Bond Trust                           14.42               15.41             358,520           5,525,336
Dynamic Growth Trust                              7.98                4.18             360,959           1,507,921
Emerging Small Company Trust                     71.65               44.53           1,260,011          56,108,198
Equity Growth Trust                                 --               10.60               1,206              12,785
Equity Income Trust                              18.80               17.69           1,575,167          27,856,659
Equity Index Trust                               21.57               17.13           3,442,167          58,952,512
Equity Value Trust                                  --               11.29               2,237              25,253
Financial Services Trust                            --               10.59              14,888             157,669
Fundamental Value Trust                             --               10.58             111,039           1,174,790
Global Bond Trust                                13.49               13.93              64,830             903,172
Global Equity Trust                              19.04               14.63             622,162           9,099,307
Global Value Trust                                  --               11.57               1,102              12,749

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




5. UNIT VALUES (CONTINUED)

                                              2000                                    2001
                                          ------------------------------------------------------------------------
                                           UNIT VALUE          UNIT VALUE             UNITS              DOLLARS
                                          ------------------------------------------------------------------------
Growth Trust                                     18.51               12.73             978,277          12,455,020
Growth and Income Trust                          21.79               17.59           2,630,227          46,260,544
Health Sciences Trust                               --               12.01              35,646             428,104
High Yield Trust                                 14.00               12.79             386,002           4,936,161
Income and Value Trust                           16.28               14.67             463,213           6,794,948
International Index Trust                        11.27                8.25              67,957             560,482
International Small Cap Trust                    18.53               11.30             370,322           4,184,079
International Stock Trust                        15.12               10.88           1,864,008          20,285,996
International Value Trust                        12.14                9.68             249,471           2,413,908
Internet Technologies Trust                       7.03                2.77             127,271             352,541
Investment Quality Bond Trust                    15.87               17.05           1,730,216          29,499,957
Large Cap Growth Trust                           19.42               12.32           1,024,074          12,612,943
Lifestyle Aggressive 1000 Trust                  16.33               12.44             370,731           4,610,606
Lifestyle Balanced 640 Trust                     17.18               15.27             761,113          11,621,467
Lifestyle Conservative 280 Trust                 16.95               17.15              19,881             340,855
Lifestyle Growth 820 Trust                       17.09               14.03           1,592,778          22,342,471
Lifestyle Moderate 460 Trust                     17.10               16.21             129,781           2,103,628
Managed Bond Trust                                  --               13.04               4,647              60,595
Mid Cap Growth Trust                                --                8.14              30,733             250,169
Mid Cap Index Trust                              13.39               11.18              99,989           1,118,021
Mid Cap Opportunities Trust                         --                8.46               8,060              68,187
Mid Cap Stock Trust                              12.10                8.92             240,094           2,141,641
Mid Cap Value Trust                                 --               11.56              67,628             781,779
Money Market Trust                               20.28               20.90           3,665,791          76,619,838
Overseas Trust                                   15.41               11.26             514,910           5,799,745
Pacific Rim Emerging Markets Trust                8.97                6.44           1,061,853           6,842,619
Quantitative Equity Trust                        56.45               39.04           1,199,410          46,826,333
Quantitative Mid Cap Trust                          --                9.18               3,607              33,115
Real Estate Securities Trust                     38.08               38.07             600,645          22,866,188
Science & Technology Trust                       26.51               11.52           1,260,906          14,528,264
Small Cap Index Trust                            11.70                9.84             118,156           1,162,263
Small Company Blend Trust                        12.90                9.93             209,799           2,082,643
Small Company Value Trust                         9.76                9.02             481,504           4,341,826
Small Mid Cap Trust                                 --               10.75               1,143              12,286
Strategic Bond Trust                             15.15               15.93             357,999           5,702,692
Strategic Growth Trust                              --                9.23              44,314             409,016
Strategic Opportunities Trust                    17.74               12.77           2,063,786          26,362,184
Tactical Allocation Trust                        12.10                9.50              37,350             354,919
Telecommunications Trust                            --                6.62               2,074              13,727
Total Return Trust                               13.72               14.88             380,451           5,659,935
Total Stock Market Index Trust                   11.24                8.88             182,053           1,617,111
U.S. Government Securities Trust                 13.21               14.19             545,379           7,738,134
U.S. Large Cap Value Trust                       13.20               10.97             793,494           8,708,343
Utilities Trust                                     --                9.28               7,442              69,061
Value Trust                                      17.20               16.07             820,183          13,184,335
500 Index Trust                                  11.30                8.96             953,916           8,546,044
                                                                                                      ------------
Total                                                                                                 $685,923,932
                                                                                                      ============

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

7. SUBSEQUENT EVENT

Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A.

Prospectus










Prospectuses for
SINGLE PREMIUM VARIABLE
LIFE INSURANCE
Issued By
The Manufacturers Life
Insurance Company of America
and for
NASL SERIES TRUST











The Manufacturers Life
Insurance Company of America




NOTE: THE PROSPECTUS FOR SINGLE PREMIUM VARIABLE LIFE INSURANCE ISSUED BY THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA AND THE PROSPECTUS FOR NASL SERIES TRUST, INC. WHEN USED IN CONJUCTION WITH THE SINGLE PREMIUM VARIABLE LIFE INSURANCE PROPSECTUS IS INTENDED FOR THE INFORMATION ONLY OF EXISTING SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICYOWNERS AND NOT FOR THE SOLICITATION OF ADDITIONAL POLICY PURCHASES.

PROSPECTUS

THE MANUFACTURERS LIFE INSURANCE
COMPANY OF AMERICA
SEPARATE ACCOUNT THREE

SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes the single premium variable life insurance policy (the "Policy") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America" or "Company"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"). The Policy is designed to provide lifetime insurance coverage. It also may be surrendered for its Cash Surrender Value during the life insured's lifetime. A Policy's death benefit and Cash Surrender Value vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Three (the "Account") to which the Policyowner allocates the Net Premium. The amount payable to the beneficiary will never be less than the face amount specified in the Policy, as long as the Policy remains in force, except that it will be reduced by the amount of any outstanding loan plus interest. The Policy Value of a Policy varies daily. There is no guaranteed minimum Policy Value.

Following a deduction for applicable premium taxes and after the expiration of the fifteen day period described in this Prospectus, if applicable, the Net Premium will be allocated as the Policyowner directs to one or more of the sub-accounts of the Account. The assets of each sub-account will be used to purchase shares of a particular portfolio of NASL Series Trust (APortfolio@). The accompanying prospectus for NASL Series Trust and NASL Series Trust's statement of additional information describe the investment objectives of the Portfolios in which Net Premiums may be invested: the Emerging Growth Trust, the Balanced Trust, the Capital Growth Bond Trust, the Money Market Trust, the Quantitative Equity Trust (formerly Common Stock Fund), and the Real Estate Securities Trust. Other sub-accounts and Portfolios may be added in the future.

This product is no longer being offered for sale.

Policyowners should note that their Policy could be a modified endowment contract under federal tax law and any policy loan or surrender may result in adverse tax consequences and a penalty.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR NASL SERIES TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Manufacturers Life Insurance
Company of America
500 N. Woodward Avenue
Bloomfield Hills, Michigan 48304

Service Office:
200 Bloor Street East
Toronto, Ontario
M4W 1E5
TELEPHONE: (416) 926-6700

THE DATE OF THIS PROSPECTUS IS DECEMBER 31, 1996.

PROSPECTUS CONTENTS
                                                                            PAGE



DEFINITIONS...................................
INTRODUCTION TO POLICIES......................
What Is Single Premium Variable Life
Insurance?....................................
How Is The Net Premium Invested?..............
What Amounts Are Deducted From The Premium?...
What Other Policy Charges Are Made?...........
How Often Do The Death Benefit and Cash Value
Change?.......................................
What Is The Minimum Gross Single Premium For
Which A Policy Will Be Issued?................
What Are Some Federal Tax Considerations?.....
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE
OF AMERICA, SEPARATE ACCOUNT THREE AND
NASL SERIES TRUST.............................
Who Are Manufacturers Life of America And
Manufacturers Life?...........................
What Is Manufacturers Life of America's
Separate Account Three?.......................
What Is NASL Series Trust?....................
What Are The Investment Objectives And Certain
Policies of The Portfolios?...................
DETAILED INFORMATION ABOUT THE POLICY AND
MANUFACTURERS LIFE OF AMERICA.................
What Are The Requirements For Issuance Of A
Policy?.......................................
Is There A Short-Term Cancellation Right, Or
"Free Look"?..................................
When Is The Net Premium Allocated To The
Account?......................................
How Is The Net Premium Allocated To The
Account?......................................
Are Transfers Between Sub-accounts Allowed?...
How Will Charges And Expenses Be Deducted?....
How Will The Policy Value Vary?...............
How Does The Surrender Of A Policy For Its
Cash Surrender Value Work?....................
How Is The Face Amount Determined?............
How Will A Policy's Death Benefit Vary?.......
Is There A Right To Make Additional Premium
Payments?.....................................
Under What Conditions Are Loans Available?....
How Are Loans And Loan Repayments
Administered?.................................

When Are Proceeds Paid?......................
When Is A Policy In Default?.................
What Are The Reinstatement Rules?............
What Are The Exchange Privileges Of The
Policy?......................................
What Is The Tax Treatment Of Policy
Benefits?....................................
Who Sells The Policies And What Are The Sales
Commissions?.................................
What Responsibilities Has Manufacturers Life
Assumed?.....................................
What Are The Other General Policy
Provisions?..................................
What Are The Voting Rights?..................
Who Are The Directors And Officers Of
Manufacturers Life of America?...............
Under What Circumstances May Fund Shares Be
Substituted?.................................
What Reports Will Be Sent To Policyowners?...
What State Regulations Apply?................
Is There Any Litigation Pending?.............
Where Can Further Information Be Found?......
Legal Matters................................
Experts......................................
APPENDIX A...................................
FINANCIAL STATEMENTS.........................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF NASL SERIES TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF NASL SERIES TRUST

You are urged to examine this prospectus carefully. The INTRODUCTION TO POLICIES will briefly describe the Single Premium Variable Life Insurance Policy. More detailed information will be found later in the prospectus.

DEFINITIONS

"Cash Value" equals the Policy Value less the surrender charge, reduced by any accrued cost of insurance.

"Cash Surrender Value" equals the Cash Value less any Policy Debt.

"Gross Single Premium" is the initial sum of money paid for the face amount of insurance.

"Investment Amount" is the amount invested in the sub-accounts of Separate Account Three.

"Loan Account" is that part of the Policy Value which reflects policy loans and accrued interest.

"Net Amount at Risk" is the death benefit as calculated immediately before the cost of insurance deduction, minus the Policy Value, as of the end of the current policy year.

"Net Premium" is the Gross Single Premium or any additional premium, less 2% for state and local premium taxes.

"Net Single Premium" is the Gross Single Premium less 2% for state and local premium taxes.

"Policy Debt" means all outstanding policy loans, including any outstanding interest.

"Policy Value" equals the Investment Amount plus the amount in the Loan
Account.

"Service Office" is the office that we designate to service this policy.

"Valuation Period" is the period between two successive valuation dates measured from the time the value of the assets in each sub-account is determined. This determination is made as of the time each day that the net asset value of the underlying shares of NASL Series Trust, Inc. is determined.

"Variable Insurance Amount" is the amount of insurance determined by multiplying the Policy Value by the death benefit factor shown in the Policy for the life insured's attained age.

INTRODUCTION TO POLICIES

WHAT IS SINGLE PREMIUM VARIABLE LIFE INSURANCE?

The Single Premium Variable Life Insurance Policy offered by Manufacturers Life of America is, in many respects, similar to traditional "fixed-benefit" single premium whole life insurance. In other respects, it is quite different.

The main similarities are:

- --The Policyowner pays a single premium for a Policy that provides a death benefit which is payable to the beneficiary, while the Policy is in force, upon the insured's death.

- --The Policy has a Policy Value that the Policyowner may borrow against by taking a Policy loan.

- --The Policy may be surrendered for its Cash Surrender Value.

The main differences are:

- --The Policyowner may allocate the Policy's Net Premium among one or more of certain of the investment sub-accounts of Manufacturers Life of America's Separate Account Three. Each sub-account invests in the shares of a particular Portfolio of NASL Series Trust. These Portfolios are the Emerging Growth Trust, the Balanced Trust, the Capital Growth Trust, the Money Market Trust, the Quantitative Equity Trust (formerly Common Stock Fund), and the Real Estate Securities Trust.

- --The death benefit under a Policy can increase or decrease depending on the investment performance of the Portfolios underlying the sub-account to which the Policy's Net Premium is allocated; but the death benefit will never decrease below the face amount of the Policy if the Policy remains in force.

- --The Policy offers the opportunity for appreciation of its Policy Value based upon investment results. The Policy Value may increase or decrease each Valuation Period. The Policyowner bears the risk of decreases in the Policy Value, since no minimum amount is guaranteed.

HOW IS THE NET PREMIUM INVESTED?

The Net Premium is allocated to the Account and invested in shares of NASL Series Trust, a series mutual fund. The sub-accounts of the Account each invest in a particular Portfolio of the Series Trust. The Policyowner chooses the sub-account(s) of the Account into which the Net Premium will be placed.

WHAT AMOUNTS ARE DEDUCTED FROM THE PREMIUM?

Upon purchase of a Policy, Manufacturers Life of America will deduct 2% from the Gross Single Premium to pay state and local premium taxes. The amount remaining after the deduction for premium taxes ("Net Premium") will be allocated as directed by the Policyowner.

WHAT OTHER POLICY CHARGES ARE MADE?

Manufacturers Life of America makes an annual deduction for the cost of insurance. The Account purchases shares of NASL Series Trust and the net asset value of those shares reflects investment management fees and expenses.

A contingent deferred sales charge is imposed if the Policy is surrendered within seven years after it is purchased. Consequently, the Policy is not intended for short-term investment. The sales charge, which is a percent of the Policy Value at the time of surrender, will never be greater than 7% of the Gross Single Premium (See Detailed Information About the Policies -- "How Will Charges And Expenses Be Deducted?").

HOW OFTEN DO THE DEATH BENEFIT AND CASH VALUE CHANGE?
The death benefit is adjusted on each Policy Anniversary (but not below the face amount) depending on the investment results of the Funds underlying the sub-account(s) in which the Policy participates. The Policy Value also changes with the investment results of the underlying Portfolios and these changes take place each Valuation Period. For more detailed information about how the death benefit and Policy Value change, see Detailed Information About the Policies.

WHAT IS THE MINIMUM GROSS SINGLE PREMIUM FOR WHICH A POLICY WILL BE ISSUED?

Purchase of a Policy requires payment of a Gross Single Premium of at least $10,000 and completion of an application form.

For a limited time, a Policy may be returned for a refund in accordance with the terms of its "free look" provision (See Detailed Information About the Policies -- "Is there a Short-Term Cancellation Right or "Free Look").

Each Policyowner should retain a copy of the Policy. The Policy, together with the attached application, constitutes the entire agreement between the Policyowner and Manufacturers Life of America.

WHAT ARE SOME FEDERAL TAX CONSIDERATIONS?

Section 7702A of the Internal Revenue Code provides that any life insurance policy failing to satisfy a "7-pay" test will become a modified endowment contract. Under this test, the cumulative premiums paid under a life insurance policy at any time during the first seven policy years (or 7 policy years after a material change in the Policy) may not exceed the sum of the net level premiums that would have been paid had the policy provided for paid-up future benefits after the payment of seven level annual premiums. For purposes of the "7-pay" test, any portion of any premiums returned by the Company to the Policyowner within 60 days after the end of a Policy year, will be deemed to reduce the sum of premiums paid under the Policy during such Policy year.

Most withdrawals under a life insurance policy that becomes a modified endowment contract will be taxed on an "income first" basis. Amounts received by the owner of such a policy either directly or indirectly (including loans, certain dividends, surrenders, partial withdrawals, or the pledge or assignment of any portion of such a policy's value) will be includible in the owner's gross income to a certain extent. In the case of a Policy offered by this prospectus becoming a modified endowment contract, amounts received will be includible in a Policyowner's gross income to the extent that the Policy Value exceeds gross premiums paid. Also, an additional 10% tax penalty will be imposed on withdrawals includible in gross income, except in certain circumstances. This penalty will not apply to withdrawals that are: (a) received after the Policyowner has reached age 59 1/2; (b) attributable to the Policyowner's becoming disabled; or (c) one of a series of substantially equal periodic payments made at least annually for the life of the Policyowner or over the joint lives of the Policyowner and a designated beneficiary. For more information about this and other federal tax matters, please refer to the discussion in this prospectus under the heading "What Is The Tax Treatment Of Policy Benefits?".

GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, SEPARATE ACCOUNT THREE AND NASL SERIES TRUST
WHO ARE MANUFACTURERS LIFE OF AMERICA AND
MANUFACTURERS LIFE?

Manufacturers Life of America, a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) (AManufacturers USA@), is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the united States except New York. Manufacturers (USA), a life insurance company organized in 1955 under the laws of Maine and redomesticated under the laws of Michigan on December 30, 1992, is a wholly-owned subsidiary of Manulife Reinsurance Corporation (U.S.A.), a life insurance company organized in 1983 under the laws of Michigan which in turn is a wholly-owned subsidiary of Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and ranks among the

60 largest life insurers in the world as measured by assets. Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies: Standard and Poor's Insurance Rating Service -- AA+ (for claims paying ability), A.M. Best Company -- A++ (for financial strength), Duff & Phelps Credit Rating Co. -- AAA (for claims paying ability), and Moody's
Investors Service, Inc. -- Aa3 (for financial strength).   However, neither
Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Account.

WHAT IS MANUFACTURERS LIFE OF AMERICA'S SEPARATE ACCOUNT THREE?

Manufacturers Life of America established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania law. It is currently being operated under Michigan Law. The Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Account is used to support single premium and flexible premium variable life insurance policies. Manufacturers Life of America is the legal owner of the assets in the Account. Manufacturers Life of America will at all times maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all the Policies participating in the Account, whether single or flexible premium, less the aggregate amount of Policy Debt. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts.

The Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Account. For state law purposes the Account is treated as a part or division of Manufacturers Life of America.
WHAT IS NASL SERIES TRUST?

Each sub-account of the Account will purchase shares only of a particular Portfolio of NASL Series Trust. NASL Series Trust is registered under the 1940 Act as an open-end management investment company. The Account will purchase and redeem shares of NASL Series Trust at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another as requested by Policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

NASL Series Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America will also purchase shares through its general account for certain limited purposes including initial Portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits, see the accompanying NASL Series Trust prospectus.

NASL Series Trust receives investment advisory services from NASL Financial Services, Inc. NASL Financial Services, Inc. is a registered investment adviser under the Investment Advisers Act of 1940. NASL Series Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:

       FUND                              SUBADVISER

Aggressive Growth Portfolio
       Emerging Growth Trust             Warburg, Pincus Counsellors, Inc.

Equity Portfolios
       Real Estate Securities Trust      Manufacturers Adviser Corporation*
       Quantitative Equity Trust         Manufacturers Adviser Corporation*
       (formerly Common Stock Fund)

Balanced Portfolio
       Balanced Trust                    Founders Asset Management, Inc.

Bond Portfolio
       Capital Growth Bond Trust         Manufacturers Adviser Corporation*

Money Market Portfolio
       Money Market Trust                Manufacturers Adviser Corporation*


   * Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

WHAT ARE THE INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS?

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met.

AGGRESSIVE GROWTH PORTFOLIO

Emerging Growth Trust. The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

EQUITY PORTFOLIOS

Quantitative Equity Trust (formerly Common Stock Fund). The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. Manufacturers Adviser Corporation manages the Quantitative Equity Trust.

Real Estate Securities Trust. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. Manufacturers Adviser Corporation manages the Real Estate Securities Trust.

BALANCED ASSETS PORTFOLIO

Balanced Trust. The investment objective of the Balanced Trust is current income and capital appreciation. Founders Asset Management, Inc. Is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

BOND PORTFOLIO

Capital Growth Bond Trust. The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. Manufacturers Adviser Corporation manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

MONEY MARKET PORTFOLIO

Money Market Trust. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. Manufacturers Adviser Corporation manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

A full description of the NASL Series Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying NASL Series Trust prospectus, which should be read together with this prospectus.

DETAILED INFORMATION ABOUT THE POLICY AND MANUFACTURERS LIFE OF AMERICA

WHAT ARE THE REQUIREMENTS FOR ISSUANCE OF A POLICY?

Manufacturers Life of America will issue a Policy only upon payment of a Gross Single Premium of at least $10,000.00 and completion of an application form. A Policy may be issued on lives between the ages of 0 and 85. Before issuing any Policy, Manufacturers Life of America will require evidence of insurability satisfactory to it.

IS THERE A SHORT-TERM CANCELLATION RIGHT,
OR "FREE LOOK"?

A Policy may be returned for a full refund within 10 days after it is received, within 45 days of the date of the execution of the application for insurance, or within 10 days after Manufacturers Life of America mails or delivers a notice of right of withdrawal, whichever is latest. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Manufacturers Life of America Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manufacturers Life of America will refund the premium paid without interest.

WHEN IS THE NET PREMIUM ALLOCATED
TO THE ACCOUNT?

Where state law permits at the time the Policy is issued, the Net Premium -- that is, the amount of the Gross Single Premium or any additional premiums paid less the deduction for premium taxes -- will be allocated on the Policy Date to the Money-Market sub-account of the Account. Fifteen days after the Issue Date, the entire Investment Amount will be allocated among the sub-accounts in accordance with the Policyowner's direction on the Policy application form provided that the Policyowner has not exercised his or her short-term cancellation right. In all other states, the Net Premium will be allocated as directed by the Policyowner on the Policy Date. If a Policy is issued, the Policy Date will be the date the Manufacturers Life of America Service Office receives a completed application with the Gross Single Premium for the Policy and the Issue Date will be the date five days after the Policy is released by the Company for delivery to the Policyowner. Both dates are set forth in the Policy. Applications for a Policy must be accompanied by a check covering the Gross Single Premium.

Between the date Manufacturers Life of America receives the Gross Single Premium for the Policy and the date insurance coverage commences under the Policy, the life insured may be covered under the terms of a conditional insurance agreement.

HOW IS THE NET PREMIUM ALLOCATED TO THE ACCOUNT?

The Policyowner directs how the Net Premium, including any additional premiums, will be allocated among the sub-accounts by specifying the desired allocation on the Policy application form or other appropriate form. If no allocation is specified for additional premiums they will be allocated in the same proportion that the Investment Amount in each of the sub-accounts bears to the total at the date such additional premiums are received. Allocations of the Net Premium to a particular sub-account must be expressed as a percentage of the Net Premium. Any allocation must be at least 10%, and all allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot.

ARE TRANSFERS BETWEEN SUB-ACCOUNTS ALLOWED?

Fifteen days after the Issue Date, the Policyowner may transfer amounts from one sub-account to another without charge once each calendar month. At such time all or a portion of the amount credited to a sub-account may be transferred. The Company will not permit transfers more often than once each calendar month.

Transfer requests must be satisfactory to Manufacturers Life of America and in writing, or by telephone if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in Manufacturers Life of America's liability for any losses due to unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. Manufacturers Life of America will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming a valid telephone authorization form is on file, tape recording all telephone transactions and providing written confirmation thereof.

Transfers will take effect at the end of each Valuation Period on which a written or telephonic request is received at the Manufacturers Life of America Service Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one sub-account to another, or may be in terms of a percentage reallocation among sub-accounts. In the latter case, as with Net Premium allocations, the percentages must be in whole numbers.

HOW WILL CHARGES AND EXPENSES BE DEDUCTED?

PREMIUM DEDUCTIONS

Deduction For State And Local Premium Tax. The portion of the Net Premium which may be allocated among the sub-accounts is equal to the Gross Single Premium or any additional premiums paid, less the deduction Manufacturers Life of America makes from such premiums for state and local premium taxes. This deduction is equal to 2% of the Gross Single Premium and any additional premiums paid. State and local premium taxes differ from state to state. The 2% rate is expected to be enough, on average, to pay premium taxes where required.

ACCOUNT CHARGES

Mortality and Expense Risks Charge. As of March 1, 1993 Manufacturers Life of America ceased deducting mortality and expense risks charges from this Account with respect to the Policy.

Cost of Insurance Charge. On each Policy Anniversary, upon surrender and as of the death of the life insured, Manufacturers Life of America deducts from the assets in the Account relating to the Policy a charge for the cost of insurance attributable to the period elapsed since the previous Policy Anniversary. Such charge is based on, and is guaranteed not to exceed, an amount determined by reference to the 1980 Commissioners Smoker -- Non-Smoker Standard Ordinary Mortality Tables ("1980 CSO Tables"). The charge imposed varies based on the amount of insurance provided during the year (Net Amount at Risk), and the life insured's attained age, smoking status and sex, except in the case of a Policy sold to a Montana resident, certain Massachusetts residents, and in certain other circumstances (See "Legal Considerations").

The amount of the charge is determined by multiplying the cost of insurance rate set out in the Policy for the life insured's age, sex and smoking status by the Net Amount at Risk under the Policy. These rates are the maximum rates based on the 1980 CSO Tables and cannot be increased. However, the rates generally will increase as the life insured's attained age increases. Manufacturers Life of America will not issue Policies with special rates for persons who are substandard risks. Thus, proposed life insureds must provide evidence of insurability sufficient to meet the Company's underwriting requirements.

A Policyowner may request in the application for the Policy that the cost of insurance be deducted, to the extent possible, against the assets in a single sub-account relating to the Policy, or alternatively, that assets in a single sub-account be immunized, to the extent possible, from any deduction for the cost of insurance. If no such request is made, the cost of insurance will be deducted from all sub-accounts in which the Policy participates in the same proportion that the Investment Amount in each of the sub-accounts bears to the total.

Sales Charge On Withdrawal. A contingent deferred sales charge may be imposed upon surrender of the Policy. This charge compensates Manufacturers Life of America for paying some of the expenses of selling and distributing the Policies, including agents' commissions, advertising, agent training, and the printing of prospectuses and sales literature. The charge is generally called the "sales load". No sales load is applied if the Policy is surrendered after the seventh Policy year. If the Policy is surrendered in the first year, the charge will be 7% of the Policy Value. For each subsequent year the Policy is in effect, the sales load as a percentage of the Policy Value is reduced by one percentage point until it reaches 0% in the eighth year. In no event will the sales load be greater than 7% of the Gross Single Premium. No sales load is applied to a death benefit.

In Pennsylvania and possibly other states in which the Policies are sold, the maximum sales load that may be deducted on surrender of a Policy will be subject to an additional limitation based on a dollar amount per $1,000 of the Policy's face amount. In general, the limitation will be operative only for Policies issued on life insureds whose age at the time of issue exceeds 67. The limitation in such Policies will vary from $41.99 to $60.00 for each $1,000 of face amount depending on the issue age, sex and smoking status of the life insured and the period of time the Policy has been outstanding.

Manufacturers Life of America does not expect to recover its total sales expenses through the sales load. To the extent that the sales load is insufficient to recover sales expenses, Manufacturers Life of America will pay sales expenses from its other assets or surplus. These assets may include proceeds from the mortality and expense risks charge described above.

Provision for Taxes. Currently, Manufacturers Life of America makes no charge against the Account for federal, state or local taxes that may be attributable to the Account or to the operations of the Company with respect to the Policies. However, if Manufacturers Life of America incurs any such taxes, it may make a charge or establish a provision for those taxes.
CHARGES TO NASL SERIES TRUST

The Account purchases shares of NASL Series Trust at net asset value. The net asset value of those shares reflects investment management fees paid by NASL Series Trust ranging from 0.25% to 1.10% per annum of the value of the average daily net assets of the Portfolios and expenses ranging from 0.15% to 0.75% of the average daily net assets of the Portfolios. Detailed information concerning such fees and expenses is set forth in the prospectus for NASL Series Trust that accompanies this prospectus.
HOW WILL THE POLICY VALUE VARY?

A Policy has a Policy Value which varies daily and serves as the basis for determining the Policy's Cash Surrender Value and the Variable Insurance Amount. The Policy Value is equal to the Investment Amount plus the balance in the Policy's Loan Account. Because the Investment Amount will vary with the investment performance of the sub-accounts selected by the Policyowner, the Policy Value is not guaranteed and cannot be predicted in advance.

On the Policy Date, the Policy Value is equal to the Net Single Premium paid to purchase the Policy. On any subsequent valuation date, the Policy Value will be equal to its value on the previous valuation date (i) plus or minus any increase or decrease in the value of the Policy's Investment Amount due to the investment performance of the sub-accounts selected by the Policyowner during the Valuation Period ending on the current valuation date, (ii) plus interest at an annual rate of 7% credited during the Valuation Period on any Loan Account balance and (iii) minus the charge for mortality and expense risks and any deduction for the cost of insurance. As noted above, the charge for the cost of insurance is deducted only on Policy Anniversaries, upon surrender, or as of the life insured's death. In addition, the Policy Value will be increased by the amount of any Net Premium received by Manufacturers Life of America at its Service Office during the Valuation Period.

On Policy Anniversaries and on any valuation date when there is a transaction affecting the Loan Account, the Policy Value will be reduced by any excess of Policy Debt over the Loan Account balance. This adjustment is made in order to permit Manufacturers Life of America to recover Policy loan interest in excess of the interest it credits to the Policy's Loan Account and is made by withdrawing the amount of such excess from one or more of the sub-accounts in which the Investment Amount is invested.

HOW DOES THE SURRENDER OF A POLICY FOR ITS CASH SURRENDER VALUE WORK?

A Policy may be surrendered for its Cash Surrender Value while the life insured is living. The Cash Surrender Value is equal to the Policy Value on the date of surrender reduced by any applicable surrender charge and accrued cost of insurance charges and by the amount of any Policy Debt (See "How Will Charges and Expenses Be

Deducted?"). To surrender a Policy, the Policyowner must deliver or mail it together with a written request in a form acceptable to Manufacturers Life of America, to the Manufacturers Life of America Service Office. The Cash Surrender Value of the Policy will be determined as of the end of the Valuation Period in which the written request for surrender and the Policy are received at the Service Office. Upon surrender of the Policy, all rights of the Policyowner and all insurance coverage under the Policy will terminate.


HOW IS THE FACE AMOUNT DETERMINED?

Manufacturers Life of America determines an initial amount of life insurance, known as the "face amount," for the Net Single Premium paid for the Policy. This amount is the amount of whole life insurance that can be provided by the Net Single Premium and an assumed mortality based upon the 1980 CSO Tables and an assumed interest rate of 4%. The face amount provided by the Net Single Premium will depend on the life insured's sex, age at issue and smoking status. Where applicable law prohibits sex-based premiums and benefits, 1980 CSO Tables which do not differentiate on the basis of sex will be used in computing the face amount. Set forth below is a table of face amounts that can be purchased for representative life insureds with a Gross Single Premium of $10,000.



                       MALE               FEMALE
                 ----------------  --------------------
ISSUE AGE    SMOKER    NON-SMOKER   SMOKER   NON-SMOKER
- ---------  ----------  ----------  --------  ----------
       35    $34,520.    $42,080.  $41,650.    $47,210.
       45    $25,180.    $30,150.  $30,360.    $33,940.
       55    $19,060.    $22,010.  $22,810.    $24,830.
       65    $15,160.    $16,690.  $17,530.    $18,530.

HOW WILL A POLICY'S DEATH BENEFIT VARY?

The death benefit provided by the Policy is the greater of the face amount set forth in the Policy or the Variable Insurance Amount. The amount payable to the beneficiary upon the life insured's death will never be less than the face amount, as long as the Policy remains in force, provided there is no Policy Debt. The Variable Insurance Amount is determined on each Policy Anniversary and as of the life insured's date of death by multiplying the Policy Value by the death benefit factor shown in the Policy for the life insured's attained age. The Variable Insurance Amount will also be determined at any time requested by the Policyowner. As reflected in the table of death benefit factors contained in the Policy, the factors decrease in relation to increases in the life insured's age. The amount obtained by use of the applicable death benefit factor is the amount of whole life insurance that results from treating the Policy Value as a Net Single Premium based on the assumptions of the appropriate 1980 CSO Tables and an interest rate of 4%.
If the actual net investment performance of the sub-accounts selected by the Policyowner should be equal to an effective annual rate of 4%, the Variable Insurance Amount on each Policy Anniversary will equal the face amount provided there are no policy loans. The Variable Insurance Amount on each Policy Anniversary will exceed the face amount only if the Policy Value increases at a rate in excess of 4%. The portion of the Policy Value equal to the Investment Amount will increase at a rate in excess of 4% only if the investment performance of NASL Series Trust is at a gross annual effective rate in excess of 4% plus the applicable investment management fees of between 0.25% and 1.10% and expenses of between 0.15% and 0.75% of average daily net assets of Portfolios of NASL Series Trust on an annual basis.

The death benefit payable to the life insured's beneficiary will be reduced by any Policy Debt. Moreover, if the life insured should die during the grace period following a default (See "When is a Policy in Default?"), the death benefit will also be reduced by cost of insurance charges accrued to the date of death. If the death benefit is to be paid in a single sum, Manufacturers Life of America will pay interest from the date of death to the date of payment.

IS THERE A RIGHT TO MAKE ADDITIONAL PREMIUM PAYMENTS?

An additional premium may be paid under a Policy provided it does not result in an increase in the death benefit. Manufacturers Life of America will notify Policyowners annually of the amount of any additional premium allowed. If an additional premium is paid, the Policy Value will be increased by the amount of the premium less the two percent deduction for premium taxes. The additional premium will not increase the maximum sales charge to which the Policy may be subject. Additional premiums will reduce cost of insurance charges by lowering the Net Amount at Risk as well as reduce the possibility that a Policy may go into default.

Since the Policy has been designed to provide for high Policy Value to death benefit ratios and still qualify as life insurance under Section 7702 of the Internal Revenue Code, additional premiums will be allowed as a practical matter only when the compounded annual increase in Policy Value, excluding cost of insurance charges, has been at a rate less than the 4% interest rate assumed in the design of the Policy. When this situation occurs, the Variable Insurance Amount will be less than the face amount of the Policy. At that time, an additional premium sufficient to bring the Variable Insurance Amount up to the level of the face amount will be allowed as long as the additional premium is at least $1,000. An additional premium in an amount less than $1,000 will be permitted only if it is used to bring the Policy out of default (See "When Is A Policy In Default?").

UNDER WHAT CONDITIONS ARE LOANS AVAILABLE?

On or after the first Policy Anniversary, while the Policy is in force, the Policyowner may borrow against the Cash Value of his or her Policy. Borrowing under this provision cannot exceed 90% of the Cash Value. The Investment Amount will be reduced by any loan. When a loan is made, Manufacturers Life of America will deduct the amount of the loan from the sub-accounts designated by the Policyowner or, in the absence of such designation, in the same proportion that the Investment Amount in each of the sub-accounts bears to the total. The amount of the loan continues to be part of the Policy Value.

HOW ARE LOANS AND LOAN REPAYMENTS ADMINISTERED?

Manufacturers Life of America will charge interest at the rate of 8% per year on any outstanding policy loan, accrued on a daily basis.

Manufacturers Life of America will establish a Loan Account under the Policy to reflect Policy indebtedness and interest accrued thereon. The Policy will be credited interest at the rate of 7% per year, accrued daily, on any amount transferred to the Loan Account as the result of a Policy loan. On Policy Anniversaries and on any date when there is a transaction affecting the Loan Account, the Policy Debt will be reduced by any excess of Policy Debt over the Loan Account balance. The amount of such excess will be deducted from the Investment Amount.

When a loan repayment is made, Manufacturers Life of America will deduct an equal amount from the Loan Account balance and credit the sub-account or sub-accounts specified by the Policyowner. If no particular sub-accounts are specified, Manufacturers Life of America will allocate the repayment in the same proportion that the Investment Amount in each of the sub-accounts bears to the total.

If, as a result of poor investment performance of the sub-accounts to which the Net Premium of a Policy is allocated, the compounding effect of interest charges, or any other reason, the Policy Debt should equal or exceed the Policy Value of the Policy, the Policy will be in default (See "When Is A Policy In Default?"). Manufacturers Life of America will mail a notice to the Policyowner at his or her last known address that the Policy will terminate within 61 days from the date the Policy goes into default if an amount required to bring the Policy out of default is not received beforehand. The minimum amount required will be an amount sufficient to pay any outstanding and accrued cost of insurance charges for the period ending 90 days after the date of default.

A loan, whether repaid or not, will have a permanent effect on the death benefit and Policy Value because the investment results of the Account will apply only to the amount remaining in the Account. The effect of the loan is likely to be greater the longer the loan is outstanding. Whether the effect is favorable or unfavorable will depend on the investment results of the Account while the loan is outstanding.

WHEN ARE PROCEEDS PAID?

As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any death benefit, Cash Surrender Value, or Policy loan proceeds within seven days after receipt at the Manufacturers Life of America Service Office of all the documents required for such a payment. Manufacturers Life of America may delay payment of any Cash Surrender Value, Policy loan proceeds or death benefit for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the S.E.C. has determined that a state of emergency exists which may make such payment impractical.

WHEN IS A POLICY IN DEFAULT?

It is possible for unfavorable investment performance to cause a Policy to go into default. A default exists whenever the Policy Value is equal to or less than the Policy Debt or, in the absence of any Policy Debt, has been reduced to
0. In the event of a default, Manufacturers Life of America will notify the Policyowner and advise him or her of the amount required to be paid to bring the Policy out of default. The additional payment required will be an amount which, after any deduction for premium taxes, is sufficient to pay outstanding cost of insurance charges at the date of default and accrued cost of insurance charges for the period ending 90 days after the date of default. A grace period of 61 days from the date of default will be allowed for payment of the additional amount. If the required amount is not paid by the end of the grace period, the Policy will terminate (See "What are the Reinstatement Rules?" below). If the life insured should die during the grace period, the death benefit will be reduced by any Policy Debt and, in addition, accrued cost of insurance charges up to the date of death.

When additional payments are made to bring a Policy out of default such payments will first be applied to reduce Policy Debt and thereafter be treated as additional premium payments.


WHAT ARE THE REINSTATEMENT RULES?

If the Policy terminates, it can be reinstated within 7 years if:

(1) It has not been surrendered for cash;

(2) Manufacturers Life of America receives evidence of insurability satisfactory to it; and

(3) Manufacturers Life of America receives payment of an amount which, after the deduction for any premium taxes, is at least equal to the sum of any outstanding charges not previously paid for the grace period and the cost of insurance charges for the balance of the policy year following the date of reinstatement.

Upon reinstatement, the Policy will have the same face amount as existed at the end of the grace period, and the Investment Amount will equal the amount paid to reinstate the Policy minus any premium taxes and outstanding charges not previously paid for the grace period. Payments made to reinstate the Policy will first be applied to reduce Policy Debt and thereafter be treated as additional premium payments.

WHAT ARE THE EXCHANGE PRIVILEGES OF THE POLICY?

Three Year Conversion Right. The Policy may be exchanged for a fixed benefit (single premium whole life participating) insurance policy on the life of the life insured within 36 months after the date of issue. No evidence of insurability will be required. All Policy Debt under the Policy must be paid before the exchange. The date of exchange will be the date the Policy is received by Manufacturers Life of America at its Service Office together with a signed request for such an exchange. The exchange will be subject to an equitable adjustment to reflect variances, if any, in the premiums and Policy Values under the Policy and the new policy. The adjustment under the new policy will reflect dividends which would have been paid on the new policy, assuming a cash dividend option was elected. The Policyowner will receive the benefit of any amount due the Policyowner as a result of the adjustment. If the adjustment results in an amount due Manufacturers Life of America, Manufacturers Life of America must have received by the exchange date an amount equal to the greater of (i) the difference between the single premium, less dividends, which would have been paid on the new policy and the premiums actually paid on the Policy, plus interest on the difference at 8% per year, and (ii) the difference between the Policy Value of the new policy and the Policy.

The new policy will be a single premium whole life participating policy offered by the Company at the time the exchange is requested. At the option of the Policyowner, the new policy will have a face amount equal to the death benefit of this Policy at the time of exchange or the death benefit of the Policy less the Policy Value of this Policy at the time of exchange. It will have the same policy date as this Policy, and the premium rate for the new policy will be the rate in effect on the policy date for the same class of risk as under this Policy.

Conversion Right Upon Material Change In Investment Objective. The Policy may also be exchanged for a fixed benefit (single premium whole life participating) insurance policy issued by Manufacturers Life of America on the life of the life insured within six months after the Policyowner receives notice of a material change in the investment objective of the Account or within six months of the effective date of the change, whichever is later. The Michigan Insurance Commissioner determines whether a change in investment objective is material. No evidence of insurability will be required. When exchanged, the new policy will be issued, at the election of the Policyowner, either
(a) as of the original issue age of the life insured based on Manufacturers Life of America's premium rates for a single premium whole life fixed benefit insurance policy at the original issue age, for a face amount not exceeding the death benefit of the Policy on the date of exchange; or

(b) as of the attained age of the life insured for a face amount not exceeding the excess of the death benefit of the Policy on the date of exchange over its Policy Value on the date of exchange if the Policyowner elects to surrender the Policy for its Cash Surrender Value.

A premium or Cash Surrender Value adjustment will be made for exchanges under
(a) or (b) taking appropriate account of the premiums and dividends or Cash Surrender Values under the Policy and the new policy. Upon written request received at Manufacturers Life of America's Service Office a detailed statement of the method of computing this adjustment will be provided.

WHAT IS THE TAX TREATMENT OF POLICY BENEFITS?

The Policy should receive the same federal income tax treatment as fixed-benefit life insurance. Section 7702 of the Internal Revenue Code of 1986 (the "Code") provides that if certain tests are met, life insurance policies such as this Policy will be treated as life insurance for tax purposes. This means that (1) the death benefit should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and (2) the Policyowner should not be taxed on any part of the Account's assets attributable to the Policy, including additions attributable to interest, dividends or appreciation, until actual surrender of the Policy.

In certain circumstances, distributions from the Policy prior to payment of the death benefit under the Policy will be subject to adverse tax consequences.

Section 7702A of the Code provides that any life insurance policy failing to satisfy a "7-pay" test will become a modified endowment contract. Under this test, the cumulative premiums paid under a life insurance policy at any time during the first seven policy years may not exceed the sum of the net level premiums that would have been paid had the policy provided for paid-up future benefits after the payment of seven level annual premiums.

In addition, a "material change" in the benefits under the Policy may subject the Policy to a re-test under the "7-pay" test. A "material change" is defined to include any increase in the death benefit under the Policy or any increase in, or addition of, a qualified additional benefit under the Policy, excluding
(1) any increase which is attributable to the payment of premiums necessary to fund the lowest level of the death benefit and qualified additional benefits during the first seven Policy years and (2) certain cost-of-living increases based on an established broad-based index.

Most withdrawals under a life insurance policy that becomes a modified endowment contract will be taxed on an "income first" basis. Amounts received by the owner of such a policy either directly or indirectly (including loans, certain dividends, surrenders, partial withdrawals, or the pledge or assignment of any portion of such a policy's value) will be includible in the owner's gross income to a certain extent. In the case of a Policy offered by this prospectus becoming a modified endowment contract, amounts received will be includible in a Policyowner's gross income to the extent that the Policy Value exceeds gross premiums paid. Also, an additional 10% tax penalty will be imposed on withdrawals includible in gross income, except in certain circumstances. This penalty will not apply to withdrawals that are: (a) received after the Policyowner has reached age 59 1/2; (b) attributable to the Policyowner's becoming disabled; or (c) one of a series of substantially equal periodic payments made at least annually for the life of the policyowner or over the joint lives of the policyowner and a designated beneficiary.

For purposes of determining the portion of an amount received upon a withdrawal under the Policy that is includible in the Policyowner's gross income, all modified endowment policies issued by the Company to the same Policyowner during a calendar year will be aggregated with the Policy and treated as a single policy.

In general, life insurance policies purchased before June 21, 1988 remain subject to the provisions regarding withdrawals, such as loans and surrenders, set forth in the next two paragraphs of this prospectus. However, in certain circumstances, a Policy issued before June 21, 1988 may also become subject to the "material change" rules and thus to the "7-pay" test. These circumstances include the following:

(a) where on or after June 21, 1988, the death benefit under a policy is increased and before June 21, 1988 the policyowner did not have a unilateral right under a policy to obtain such an increase without providing additional evidence of insurability; and

(b) where the death benefit under a policy increases by more than $150,000 over the death benefit under a policy in effect on October 20, 1988. If a life insurance policy, as of June 21, 1988, required at least 7 level annual premiums and the owner of the policy makes at least 7 level annual premium payments over the life of such a policy, this provision will not apply.

Loans received under a Policy that is not a modified endowment contract should be treated as indebtedness of the owner, and no part of any loan under the Policy should be income to the Policyowner when received under current tax law. However, interest charged on Policy loans, whether paid by the Policyowner or added to the amount of the loan, is not tax deductible.

A surrender of a Policy that is not a modified endowment contract may have other tax consequences. Upon any such surrender under current tax law, the Policyowner will not be taxed on the Cash Surrender Value except for the amount, if any, that exceeds gross premiums paid. Any unpaid Policy loan will be treated upon surrender as forgiveness of the loan for tax purposes and thus taken into account in determining the extent to which, if any, the Policyowner has received amounts in excess of his or her investment that must be reported as taxable income.

Policyowners should consult with their tax advisers before making a policy loan or surrendering.

In connection with the issuance of regulations relating to diversification requirements for separate accounts or funds underlying variable life and annuity policies, the Treasury Department has announced that such regulations do not provide guidance concerning the extent to which Policyowners may direct their investments to particular sub-accounts of the Account. Regulations in this regard are expected in the future. It is not clear what these regulations will provide or whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations.

The individual situation of each Policyowner or beneficiary will determine federal estate taxes and the state and local estate, inheritance, and other taxes due if the Policyowner or insured dies.

WHO SELLS THE POLICIES AND WHAT ARE THE SALES COMMISSIONS?

ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized by state insurance departments to do so. A registered representative will receive commissions not to exceed 4% of the Gross Single Premium. Representatives who meet certain productivity standards with regard to the sale of the Policies will be eligible for additional compensation.

WHAT RESPONSIBILITIES HAS MANUFACTURERS LIFE ASSUMED?
Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc., will pay the sales commissions in respect of this Policy, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policy, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policy. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of

America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including this Policy.

Finally, Manufacturers USA has entered into an Automatic Bulk Reinsurance Agreement with Manufacturers Life of America pursuant to which Manufacturers Life will automatically reinsure any risk under a Policy where the Net Amount at Risk under any such Policy is in excess of $25,000 up to a maximum of $7,500,000, except in the case of aviation risks where the maximum will be $5,000,000. Under the reinsurance agreement, Manufacturers Life may also consider reinsuring any nonaviation risk in excess of $7,500,000 and any aviation risk in excess of $5,000,000. Except for its obligations to Manufacturers Life of America under the reinsurance agreement, Manufacturers Life has no financial obligation for any Policy benefits.

WHAT ARE THE OTHER GENERAL POLICY PROVISIONS?

Beneficiary. One or more beneficiaries of the Policy may be appointed by the Policyowner by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter the beneficiary may be changed by the Policyowner during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to it. If the life insured dies and there is no surviving beneficiary, the Policyowner, or the Policyowner's estate if the Policyowner is the life insured, will be the beneficiary.

Incontestability. Manufacturers Life of America will not contest the Policy after it has been in force during the life insured's lifetime for two years from the Policy Date. If the Policy has been reinstated and been in force less than two years from the reinstatement date the Company can contest any misrepresentation of a fact material to the reinstatement.

Misstatement of Age or Sex. If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers Life of America will change the benefits payable to those which the Net Premium would have bought for the correct age and sex.

Suicide Exclusion. If the life insured, whether sane or insane, dies by suicide within one year from the date the Policy is issued, Manufacturers Life of America will pay only the premium paid less any Policy Debt.

Assignment. Manufacturers Life of America will not be deemed to know of or be bound by an assignment unless it receives a copy of it at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment. In the event of the Policy's assignment for collateral purposes, Manufacturers Life of America may require the written consent of the Policyowner as well as the collateral assignee of the Policy before treating as complete any request for a cash surrender of the Policy or a loan against the Policy's Cash Value.

Settlement Options. The Policy grants Policyowners, or beneficiaries, five optional ways of receiving Policy proceeds, other than in a lump sum. The proceeds may be payable (i) in equal installments for a specified period of not less than 5 years and not more than 30, (ii) in equal installments for the life of the annuitant with the guarantee that if the annuitant does not survive for a period of either 10 or 20 years or for a period when the total payments made equal the proceeds payable, payments will continue for the remainder of such period, (iii) in installments of a specified amount together with interest until the proceeds are exhausted, (iv) in equal installments for the joint lives of two annuitants with a guarantee that payments will continue for at least 10 years, and (v) by leaving the proceeds on deposit at interest with withdrawals permitted not more frequently than monthly by the payee until the proceeds are exhausted. Any Manufacturers Life of America agent authorized to sell the Policy can explain these options upon request.

WHAT ARE THE VOTING RIGHTS?
As stated above, all of the assets held in the sub-accounts of the Account will be invested in shares of a particular Portfolio of NASL Series Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares of NASL Series Trust held in the Account in accordance with instructions received from Policyowners. Portfolio shares held in each sub-account for which no timely instructions from Policyowners are received, including shares not attributable to Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares of NASL Series Trust held in the Account in its own right, it may elect to do so.

The number of Portfolio shares in each sub-account for which instructions may be given by a Policyowner is determined by dividing the portion of that Policy's Investment Amount in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the meeting of shareholders of NASL Series Trust. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract for the NASL Series Trust. In addition, Manufacturers Life of America itself may disregard voting instructions that would require changes in the investment policies or investment adviser of one or more of the Portfolios, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise Policyowners of that action and its reasons for such action in the next semi-annual report to Policyowners.

WHO ARE THE DIRECTORS AND OFFICERS OF MANUFACTURERS LIFE OF AMERICA?

The directors and executive officers of Manufacturers Life of America, together with their principal occupations during the past five years, are as follows:


                          Position With
                          Manufacturers Life
Name                      of America              Principal Occupation

Sandra M. Cotter          Director                Attorney 1989-present, Dykema
   (34)                                           Gossett



                          Position With
                          Manufacturers Life
Name                      of America                Principal Occupation
James D. Gallagher        Director, Secretary,      Vice President, Legal Services
   (42)                   and General Counsel       --January 1996-present, The
                                                    Manufacturers Life Insurance
                                                    Company; Vice President,
                                                    Secretary and General Counsel--
                                                    1994-present, North American
                                                    Security Life; Vice President
                                                    and Associate General Counsel--
                                                    1991-1994, The Prudential
                                                    Insurance Company of America

Bruce Gordon              Director                  Vice President, U.S. Operations
  (53)                                              - Pensions -- 1990-present, The
                                                    Manufacturers Life Insurance
                                                    Company

Donald A. Guloien         Director and President    Senior Vice President, Business
  (39)                                              Development 1994-present, The
                                                    Manufacturers Life Insurance
                                                    Company; Vice President, U.S.
                                                    Individual Business -- 1990-1994,
                                                    The Manufacturers Life Insurance
                                                    Company

Theodore Kilkuskie, Jr.   Director                  Vice President, U.S. Individual
 (41)                                               Insurance -- June 1995-present,
                                                    The Manufacturers Life Insurance
                                                    Company; Executive Vice President,
                                                    Mutual Funds -- January 1995-May 1995,
                                                    State Street Research; Vice President,
                                                    Mutual Funds -- 1987-1994, Metropolitan
                                                    Life Insurance Company

Joseph J. Pietroski       Director                  Senior Vice President, General
  (58)                                              Counsel and Corporate Secretary --
                                                    1988-present, The Manufacturers
                                                    Life Insurance Company



                          Position With
                          Manufacturers Life
Name                      of America                 Principal Occupation

John D. Richardson        Chairman and Director      Senior Vice President and General
  (58)                                               Manager, U.S. Operations
                                                     1995-present, The Manufacturers
                                                     Life Insurance Company; Senior
                                                     Vice President and General
                                                     Manager, Canadian Operations
                                                     1992-1994, The Manufacturers Life
                                                     Insurance Company; Senior Vice
                                                     President, Financial Services
                                                     1992, The Manufacturers Life
                                                     Insurance Company; Executive Vice
                                                     Chairman and CFO -- 1989-1991,
                                                     Canada Trust

John R. Ostler            Vice President, Chief      Financial Vice President -- 1992-
  (43)                     Actuary and Treasurer      present, The Manufacturers Life
                                                     Insurance Company; Vice President,
                                                     Insurance Products -- 1990-1992,
                                                     The Manufacturers Life Insurance
                                                     Company

Douglas H. Myers          Vice President,            Assistant Vice President and
  (42)                    Finance and Compliance     Controller, U.S. Operations --
                          Controller                 1988-present, The Manufacturers
                                                     Life Insurance Company

Hugh McHaffie             Vice President             Vice President & Product Actuary --
  (37)                                               June 1990-present, North American
                                                     Security Life



UNDER WHAT CIRCUMSTANCES MAY FUND SHARES BE SUBSTITUTED?

Although Manufacturers Life of America believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by the Account because of a change in investment policy or a change in the tax laws, because the shares are no longer available for investment, or for some other reason. In that event Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right to combine other separate accounts with the Account, to establish additional sub-accounts within the Account, to operate the Account as a management investment company or other form permitted by law, and to deregister the Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

WHAT REPORTS WILL BE SENT TO POLICYOWNERS?

Once each Policy year Policyowners will be sent statements showing, among other things, the amount of the death benefit, the Investment Amount, and any Policy Debt (including interest charged for the preceding Policy year) as of the Policy Anniversary.

The statement will also show the amount of the Policy Value derived from participation in each sub-account.

Each Policyowner will also be sent an annual and a semi-annual report for NASL Series Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

WHAT STATE REGULATIONS APPLY?

Manufacturers Life of America is subject to regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policy has been filed with insurance officials and meets all standards set by law in each jurisdiction where it is sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

IS THERE ANY LITIGATION PENDING?

No litigation is pending that would have a material effect upon the Account or NASL Series Trust.


WHERE CAN FURTHER INFORMATION BE FOUND?

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the S.E.C.'s principal office in Washington, D.C. upon payment of the prescribed fee.

For further information you may also contact Manufacturers Life of America's Service Office, the address and telephone number of which are on the first page of this prospectus.

LEGAL MATTERS

The legal validity of the Policies has been passed on by James D. Gallagher, Esq., Secretary and General Counsel of Manufacturers Life of America. Jones & Blouch L.L.P., Washington, D.C., has passed on matters relating to the federal securities laws.

EXPERTS

The financial statements of The Manufacturers Life Insurance Company of America and of Separate Account Three of The Manufacturers Life Insurance Company of America appearing in this prospectus for the periods ending December 31, 1995 have been audited by Ernst & Young LLP, independent auditors to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

Actuarial matters included in this prospectus have been examined by John R. Ostler, Vice President, Chief Actuary and Treasurer of Manufacturers Life of America, whose opinion is filed as an exhibit to the registration statement.

                  APPENDIX A  TABLE OF DEATH  BENEFIT FACTORS


          DEATH BENEFIT FACTORS                                      DEATH BENEFIT FACTORS
        PER $1.00 OF POLICY VALUE                                  PER $1.00 OF POLICY VALUE
             MALE, NON-SMOKER                                             MALE, SMOKER


  LIFE             DEATH         LIFE          DEATH         LIFE         DEATH         LIFE        DEATH
 INSURED'S        BENEFIT      INSURED        BENEFIT      INSURED'S     BENEFIT      INSURED'S    BENEFIT
ATTAINED AGE      FACTOR     ATTAINED AGE     FACTOR     ATTAINED AGE    FACTOR     ATTAINED AGE   FACTOR
- ------------      ------     ------------     ------     ------------    ------     ------------   ------
   0              10.106          50           2.179            0         10.106          50        2.568
   1              10.103          51           2.119            1         10.103          51        2.489
   2               9.810          52           2.062            2          9.810          52        2.412
   3               9.516          53           2.008            3          9.516          53        2.339
   4               9.227          54           1.955            4          9.227          54        2.269
   5               8.942          55           1.906            5          8.942          55        2.201
   6               8.660          56           1.858            6          8.660          56        2.137
   7               8.383          57           1.813            7          8.383          57        2.075
   8               8.108          58           1.770            8          8.108          58        2.016
   9               7.839          59           1.728            9          7.839          59        1.960
  10               7.575          60           1.689           10          7.575          60        1.905
  11               7.319          61           1.651           11          7.319          61        1.854
  12               7.072          62           1.615           12          7.072          62        1.804
  13               6.835          63           1.580           13          6.835          63        1.757
  14               6.611          64           1.547           14          6.611          64        1.712
  15               6.398          65           1.516           15          6.398          65        1.669
  16               6.207          66           1.487           16          7.666          66        1.628
  17               6.027          67           1.459           17          7.442          67        1.590
  18               5.856          68           1.432           18          7.227          68        1.553
  19               5.690          69           1.407           19          7.020          69        1.518
  20               5.530          70           1.382           20          6.818          70        1.484
  21               5.374          71           1.359           21          6.620          71        1.452
  22               5.221          72           1.337           22          6.426          72        1.423
  23               5.069          73           1.316           23          6.235          73        1.394
  24               4.920          74           1.297           24          6.046          74        1.367
  25               4.772          75           1.278           25          5.860          75        1.342
  26               4.626          76           1.261           26          5.676          76        1.319
  27               4.482          77           1.245           27          5.496          77        1.297
  28               4.340          78           1.230           28          5.320          78        1.276
  29               4.202          79           1.216           29          5.147          79        1.257
  30               4.067          80           1.203           30          4.979          80        1.238
  31               3.936          81           1.190           31          4.815          81        1.221
  32               3.809          82           1.177           32          4.656          82        1.204
  33               3.686          83           1.166           33          4.502          83        1.188
  34               3.567          84           1.155           34          4.352          84        1.174
  35               3.452          85           1.145           35          4.208          85        1.161
  36               3.341          86           1.136           36          4.068          86        1.148
  37               3.233          87           1.127           37          3.933          87        1.137
  38               3.130          88           1.119           38          3.803          88        1.126
  39               3.031          89           1.110           39          3.677          89        1.116
  40               2.936          90           1.102           40          3.556          90        1.106


  41               2.845          91           1.094           41          3.439          91        1.097
  42               2.758          92           1.086           42          3.327          92        1.087
  43               2.674          93           1.076           43          3.219          93        1.077
  44               2.594          94           1.066           44          3.115          94        1.066
  45               2.518          95           1.054           45          3.015          95        1.054
  46               2.444          96           1.041           46          2.919          96        1.041
  47               2.374          97           1.027           47          2.826          97        1.027
  48               2.306          98           1.013           48          2.737          98        1.013
  49               2.241          99           1.000           49          2.651          99        1.000

          DEATH BENEFIT FACTORS                                      DEATH BENEFIT FACTORS
        PER $1.00 OF POLICY VALUE                                  PER $1.00 OF POLICY VALUE
           FEMALE, NON-SMOKER                                           FEMALE, SMOKER


  LIFE             DEATH         LIFE          DEATH         LIFE         DEATH         LIFE        DEATH
 INSURED'S        BENEFIT      INSURED        BENEFIT      INSURED'S     BENEFIT      INSURED'S    BENEFIT
ATTAINED AGE      FACTOR     ATTAINED AGE     FACTOR     ATTAINED AGE    FACTOR     ATTAINED AGE   FACTOR
- ------------      ------     ------------     ------     ------------    ------     ------------   ------
   0              12.656          50           2.623            0         12.656          50         2.896
   1              12.594          51           2.549            1         12.594          51         2.807
   2              12.233          52           2.478            2         12.233          52         2.721
   3              11.871          53           2.410            3         11.871          53         2.639
   4              11.513          54           2.344            4         11.513          54         2.560
   5              11.161          55           2.281            5         11.161          55         2.483
   6              10.815          56           2.220            6         10.815          56         2.410
   7              10.474          57           2.162            7         10.474          57         2.339
   8              10.141          58           2.105            8         10.141          58         2.271
   9               9.814          59           2.050            9          9.814          59         2.204
  10               9.494          60           1.996           10          9.494          60         2.140
  11               9.182          61           1.944           11          9.182          61         2.078
  12               8.879          62           1.893           12          8.879          62         2.019
  13               8.586          63           1.844           13          8.586          63         1.961
  14               8.303          64           1.798           14          8.303          64         1.906
  15               8.031          65           1.753           15          8.031          65         1.853
  16               7.773          66           1.711           16          8.838          66         1.803
  17               7.525          67           1.670           17          8.557          67         1.755
  18               7.285          68           1.631           18          8.285          68         1.709
  19               7.053          69           1.594           19          8.022          69         1.665
  20               6.829          70           1.557           20          7.767          70         1.623
  21               6.611          71           1.521           21          7.520          71         1.581
  22               6.399          72           1.487           22          7.279          72         1.542
  23               6.193          73           1.455           23          7.045          73         1.504
  24               5.993          74           1.424           24          6.817          74         1.469
  25               5.800          75           1.395           25          6.597          75         1.435
  26               5.611          76           1.368           26          6.382          76         1.404
  27               5.429          77           1.342           27          6.174          77         1.374
  28               5.252          78           1.318           28          5.972          78         1.346
  29               5.081          79           1.295           29          5.776          79         1.320
  30               4.916          80           1.273           30          5.585          80         1.295
  31               4.755          81           1.253           31          5.401          81         1.271
  32               4.600          82           1.233           32          5.223          82         1.249
  33               4.450          83           1.214           33          5.050          83         1.228
  34               4.305          84           1.197           34          4.882          84         1.209
  35               4.165          85           1.181           35          4.721          85         1.191
  36               4.030          86           1.166           36          4.564          86         1.174
  37               3.900          87           1.153           37          4.413          87         1.158
  38               3.775          88           1.140           38          4.268          88         1.144
  39               3.665          89           1.128           39          4.128          89         1.131
  40               3.540          90           1.116           40          3.993          90         1.118
  41               3.430          91           1.104           41          3.864          91         1.105
  42               3.325          92           1.093           42          3.739          92         1.093
  43               3.225          93           1.081           43          3.620          93         1.081
  44               3.128          94           1.069           44          3.505          94         1.069
  45               3.036          95           1.056           45          3.394          95         1.056
  46               2.947          96           1.042           46          3.287          96         1.042
  47               2.861          97           1.028           47          3.184          97         1.028
  48               2.779          98           1.013           48          3.084          98         1.013
  49               2.699          99           1.000           49          2.989          99         1.000

                                     PART II

                                OTHER INFORMATION


UNDERTAKINGS

(a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940:

The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, as amended from time to time, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

(b) Rule 484 Undertaking:

Article XII of the Restated Articles of Redomestication of the Company provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:
                The facing sheet;
                The Prospectus Supplement, consisting of ___ pages;

                The Prospectus dated December 31, 1996, consisting of ___ pages;
                 Undertakings;
                The signatures;
                Written consents of the following person:

                  A.       Ernst & Young LLP - FILED HEREWITH

                  B. Opinion and Consent of Actuary - Incorporated by reference

                  C. Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH

                  D.       Consent of Jones & Blouch L.L.P. - FILED HEREWITH

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1)(a) Resolution of Board of Directors of The Manufacturers Life Insurance Company of America establishing its Separate Account Three. Incorporated by reference to Exhibit A(1) to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America filed September 10, 1986 (File No. 33-8621).

A(1)(b) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) regarding Separate Account A. - FILED HEREWITH

A(3)(a) Distribution Agreement between The Manufacturers Life Insurance Company of America and Man-Equity, Inc. Incorporated by reference to Exhibit A(3)(a) to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America filed September 10, 1986 (File No. 33-8621).

A(3)(b)(i)     Form of broker-dealer agreement. Incorporated by reference to
               Exhibit 3 (iv) to the Registration Statement on Form N-4 for The
               Manufacturers Life Insurance Company (U.S.A.) filed October 2,
               2001 (File No. 333-70728).

A(3)(c) Schedule of Sales Commissions. Incorporated by reference to Exhibit A(3)(c) to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America filed December 17, 1986 (File No. 33-8621).

A(5)           Form of Single Premium Variable Life Insurance Policy.
               Incorporated by reference to Exhibit A(5) to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America filed September 10, 1986 (File No. 33-8621).

A(5)(a) Revised page for Policies with initial allocation to Money-Market Sub-Account. Incorporated by reference to Exhibit A(5)(a) to Post-Effective Amendment No. 3 the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America filed March 16, 1988 (File No. 33-8621).

A(5)(b) Endorsement to Policy re Redomestication. Incorporated by reference to Exhibit A(5)(b) to Post-Effective Amendment No. 8 to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America filed February 26, 1993 (File No. 33-8621).

A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(6) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(6)(b)        By-Laws of The Manufacturers Life Insurance Company (U.S.A.).
               Incorporated by reference to Exhibit A(6)(b) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(8)(a) Service Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated herein by reference to Exhibit l.A(8)(a) to Post-Effective Amendment No. 7 to the Registration Statement on Form S-6 of Separate Account One of The Manufacturers Life Insurance Company of America,filed March 2, l989 (File No. 2-88607).

A(8)(a)(i)     Amendment to Service Agreement. Incorporated herein by reference to Exhibit A(8)(a)(i) of Post-Effective Amendment No. 8 to the
               Registration Statement on Form S-6 of The Manufacturers Life
               Insurance Company of America filed February 26, 1993.

A(8)(a)(ii)    Amendments to Service Agreement: May 31, 1993 and June 30, 1993.
               Incorporated herein by reference to Exhibit

               A(8)(a)(ii) to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America.


A(8)(b) Automatic Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated herein by reference to Exhibit A(8)(b) to Post-Effective Amendment No.1 of the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America on December 17, 1986.

A(8)(c) Form of Assumption Reinsurance Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America. - FILED HEREWITH.

A(10) Form of Application for Single Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(10) to Post-Effective Amendment No. 1 of the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company of America on December 17, 1986.

A(11)          Not Applicable.

2.             Consents of the following:

                  A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH

                  B. Opinion and consent of Actuary - Incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 10 to the Registration Statement on Form S-6 filed December 30, 1996 (File No. 33-8621).

                  C. Consent of Ernst & Young LLP- FILED HEREWITH

                  D. Consent of Jones & Blouch L.L.P. - FILED HEREWITH

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.             Not applicable.

5.             Powers of Attorney

               (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to Exhibit 7 to the Registration Statement on Form S-6 for The Manufacturers Life Insurance Company (U.S.A.) filed July 20, 2000 (File No. 333-41814).

               (ii) (John Ostler) Incorporated by reference to Exhibit 15(ii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No.
                       333-70728).

               (iii) (Jim Boyle, John Lyon) Incorporated by reference to Exhibit 15 (iii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT A
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY (U.S.A.)
     (Depositor)

By: /s/John D. DesPrez III
     John D. DesPrez III
     President


THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)

By: /s/John D. DesPrez III
     John D. DesPrez III
     President

                                   Signatures

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.

Signature                                  Title
/s/John D. DesPrez III                     Chairman and President
----------------------------------         (Principal Executive Officer)
John D. DesPrez  III


*                                          Vice President and
----------------------------------         Chief Financial Officer
John Ostler

*                                          Director
----------------------------------
James Boyle


*                                          Director
----------------------------------
Robert A. Cook


*                                          Director
----------------------------------
Geoffrey Guy

*                                          Director
----------------------------------
James O'Malley

*                                          Director
----------------------------------
John Lyon

*                                          Director
----------------------------------
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
---------------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

Exhibit No.         Description
A(1)(b)           Resolutions of Board of Directors of The Manufacturers Life
                  Insurance Company (U.S.A.)

A (8)(c)          Form of Assumption Reinsurance Agreement

2 A               Opinion and consent of James D. Gallagher, Esq.

2 C               Consent of Ernst & Young LLP

2 D               Consent of Jones & Blouch L.L.P.